CapitaLand

168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED

2008 SEP -9 P 1:39

82-4507

4 September 2008

08004820

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

PROCESSED
SEP 12 2008
THOMSON REUTERS

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 August 2008 till 29 August 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Senior Secretariat Manager

Encs

G:\Sec\ADR\Ltr to ADR.doc

ISO 14000
PSB
CERT No.: 2007-0387
SS ISO 14001 : 2004

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcements and news release by CapitaLand Limited - "(1) 2008 Second Quarter Financial Statements Announcement (2) CapitaLand records 1H 2008 net profit of S$762.7 million (3) Presentation Slides - CapitaLand Group Half Year 2008 Results"	1 Aug 2008	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Payment of management fee by way of issue of units in CapitaMall Trust"	5 Aug 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Payment of management fee by way of issue of units in CapitaCommercial Trust"	5 Aug 2008	For Public Relations Purposes
News release by CapitaLand Limited – "Singapore adds another National Heritage Icon"	6 Aug 2008	For Public Relations Purposes
Announcement by Australand - "Australand Entitlement Offer - Allotment and Issue of New Stapled Securities"	14 Aug 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of CapitaLand China Holdings Pte Ltd"	14 Aug 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Completion of subscription of shares and assignment of loan"	15 Aug 2008	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited - "Completion of acquisition of The Atrium@Orchard and use of proceeds of convertible bonds due 2013"	15 Aug 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Subscription of stapled securities in Australand rights issue"	18 Aug 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Issuance of S$85,000,000 3.85 per cent. fixed rate notes due 2010 pursuant to the S$1,000,000,000 multicurrency medium term note programme"	20 Aug 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Payment of acquisition fee by way of issue of units in CapitaCommercial Trust"	20 Aug 2008	For Public Relations Purposes
Announcement and news release by CapitaLand Limited - "Injection of (i) Raffles City Shanghai, (ii) Raffles City Beijing, (iii) Raffles City Chengdu and (iv) Raffles City Hangzhou into Raffles City China Fund Limited"	22 Aug 2008	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited – "Dissolution of indirect wholly-owned subsidiary, Hua Rui Investments Limited"	26 Aug 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Presentation slides "Balanced Portfolio, Focused Business" to be presented to investors on 27 August 2008 at BNP Paribas Securities 2008 ASEAN Conference in Singapore"	27 Aug 2008	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Interest on S$1,300,000,000 3.125 per cent. Convertible bonds due 2018"	29 Aug 2008	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited - "Sale of the entire stake in Inverfin Sdn. Bhd."	29 Aug 2008	SGX-ST Listing Manual and For Public Relations Purposes

G:\Sec\ADR\2008\Aug 2008.doc

Embargoed for release till 7.30 am, 1 August 2008

CapitaLand

CAPITALAND LIMITED

(Registration Number : 198900036N)

2008 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

Item No.	Description	Page No.
1(a)(i)	Income Statement	2
1(a)(ii)	Explanatory Notes to Income Statement	3 – 4
1(b)(i)	Balance Sheet	5
1(b)(ii)	Group's Borrowings	6
1(c)	Consolidated Statement of Cash Flows	7 – 8
1(d)(i)	Statement of Changes in Equity	9 – 11
1(d)(ii)	Changes in Company's Issued Share Capital	11 – 12
1(d)(iii)	Treasury Shares	12
2 & 3	Audit Statement	12 – 13
4 & 5	Accounting Policies	13
6	Earnings per Share	13
7	Net Asset Value and Net Tangible Assets per Share	13
8 & 14	Review of Performance	14 – 17
9	Variance from Prospect Statement	17
10	Outlook & Prospects	17 – 19
11, 12 & 16	Dividend	20 & 21
13	Segmental Information	20 – 21
17	Confirmation Pursuant to Rule 705(4) of the Listing Manual	22

CapitaLand

CAPITALAND LIMITED
2008 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Group						
	Note	2Q 2008 S$'000	2Q 2007 S$'000	Change %	1H 2008 S$'000	1H 2007 S$'000	Change %
Revenue	A	**820,138**	**935,590**	**(12.3)**	**1,451,412**	**1,572,606**	**(7.7)**
Cost of sales	A	(523,516)	(580,467)	(9.8)	(919,606)	(1,001,360)	(8.2)
Gross profit		296,622	355,123	(16.5)	531,806	571,246	(6.9)
Other operating income	B	443,047	307,709	44.0	683,135	959,487	(28.8)
Administrative expenses	C	(118,530)	(128,913)	(8.1)	(238,159)	(224,903)	5.9
Other operating expenses	D	(13,374)	1,022	NM	(18,582)	(2,102)	784.0
Profit from operations		607,765	534,941	13.6	958,200	1,303,728	(26.5)
Finance costs		(138,589)	(97,150)	42.7	(270,491)	(188,253)	43.7
Share of results (net of tax)							
- associates		285,023	458,649	(37.9)	316,762	485,128	(34.7)
- jointly-controlled entities		(5,026)	231,133	NM	11,617	255,332	(95.5)
	E	279,997	689,782	(59.4)	328,379	740,460	(55.7)
Profit before taxation		749,173	1,127,573	(33.6)	1,016,088	1,855,935	(45.3)
Taxation	F	(112,701)	(94,870)	18.8	(95,944)	(132,494)	(27.6)
Profit after taxation		636,472	1,032,703	(38.4)	920,144	1,723,441	(46.6)
Attributable to:							
Equity holders of the Company ("PATMI")		**515,247**	**912,595**	**(43.5)**	**762,716**	**1,520,728**	**(49.8)**
Minority interests ("MI")		121,225	120,108	0.9	157,428	202,713	(22.3)
		636,472	1,032,703	(38.4)	920,144	1,723,441	(46.6)

NM : Not meaningful

1(a)(ii) Explanatory Notes to Income Statement – 2Q 2008 vs 2Q 2007

(A) Revenue, Cost of Sales

The decrease in 2Q 2008's revenue was mainly attributable to lower sales from development projects in China, mitigated by revenue from Gurney Plaza and Mines Shopping Fair which were acquired in December 2007, the consolidation of revenue of 1 George Street which became a subsidiary in September 2007, higher revenue from serviced residence operations and higher fee-based income.

In line with the lower revenue, cost of sales also decreased but at a lower rate.

(B) Other Operating Income

		Group		
S$'000		**2Q 2008**	**2Q 2007**	**Change (%)**
Other Operating Income		**443,047**	**307,709**	**44.0**
Investment income		5,963	5,520	8.0
Interest income	(i)	20,883	27,473	(24.0)
Other income (including portfolio gains)	(ii)	58,944	153,766	(61.7)
Fair value gain of investment properties	(iii)	359,617	108,085	232.7
Foreign exchange (loss) / gain	(iv)	(2,360)	12,865	NM

(i) The decrease in interest income was attributable mainly to lower deposit interest rates and surplus funds.

(ii) Other income included portfolio gains of $26.3 million and marked-to-market gains from financial instruments and assets of $20.2 million. The portfolio gains comprised mainly realisation of deferred income from the sale of Wangjing Mall and the dilution gain arising from the initial public offering of an associate, Central China Real Estate Limited. 2Q 2007's other income included portfolio gains of $145.5 million which were mainly from the sale of property, plant and equipment and marked-to-market gains from financial assets of $2.0 million. (See note G for details on gains on sale of investments)

(iii) The fair value gains are gains from the revaluation of the Group's portfolio of investment properties held by its subsidiaries. The increase was mainly attributable to the Group's investment properties in China.

(iv) 2Q 2008's foreign exchange loss of $2.4 million arose mainly from the revaluation of MYR denominated receivables as MYR weakened against the SGD but partially offset by gains from the revaluation of USD denominated loans as the USD depreciated against the SGD and RMB.

2Q 2007's foreign exchange gain of $12.9 million arose mainly from the revaluation of sterling pound monetary assets and USD denominated loans as the sterling pound appreciated against the SGD while the USD weakened against the SGD.

(C) Administrative Expenses

	Group		
S$'000	**2Q 2008**	**2Q 2007**	**Change (%)**
Administrative Expenses	**(118,530)**	**(128,913)**	**(8.1)**
Included in Administrative Expenses:-			
Depreciation and amortisation	(13,754)	(10,504)	30.9
Allowance for doubtful receivables and bad debts written off	554	(277)	NM

Administrative expenses comprise staff costs, depreciation expenses, operating lease expenses and other administrative expenses. The decrease in administrative expenses was largely attributable to lower staff costs.

(D) Other Operating Expenses

Other operating expenses of $13.4 million in 2Q 2008 was mainly in respect of a provision for the write down of an investment in Japan. 2Q 2007's other operating expenses was a credit balance as a result of a write back of earlier marked-to-market provisions for certain hedging instruments.

(E) Share of results (net of tax) of Associates and Jointly-Controlled Entities

Share of results from associates and joint ventures was lower in 2Q 2008 as the fair value gains from investment properties held by these entities were lower compared to 2Q 2007. The smaller increase in valuations was a reflection of current market conditions which saw property prices rising at a much slower rate. In addition, the portfolio of investment properties held by the associates and joint ventures has reduced as the Group has divested a number of properties over the past one year. Share of joint ventures' result in 2Q 2008 was also lower due to the provision for foreseeable losses on development projects.

(F) Taxation expense and adjustments for over or under-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

The increase in current quarter's tax expenses was mainly due to the provision of deferred tax expenses in respect of the fair value gains from the Group's investment properties in China and Malaysia.

Included in the tax expense was a $0.6 million write back of over-provision of tax for prior years (2Q 2007: $0.3 million).

(G) Gain from the sale of investments

The Group's profit after tax and minority interests ("PATMI") included the following net gains from the sale of investments / property, plant and equipment:

	2Q 2008 S$M
Realisation of deferred gain from the sale of Wanjing Mall to CapitaRetail China Trust ("CRCT")	17.1
Others	3.2
Total Group's share of gain after tax & MI for 2Q 2008	**20.3**

	2Q 2007 S$M
Master Golf and Country Club	61.9
Investment in CRS Class E Bonds (accounted for in Share of Associates' results)	7.0
1C Homebush Bay Drive, Rhodes, Sydney	6.0
Sale of Financial Assets	5.8
Premier Health Group Corporation	3.3
Others	1.5
Total Group's share of gain after tax & MI for 2Q 2007	**85.5**

1(b)(i) Balance Sheet

As at 30/06/2008 vs 31/12/2007

	Group			Company		
	30/06/2008 S$'000	31/12/2007 S$'000	Change %	30/06/2008 S$'000	31/12/2007 S$'000	Change %
Non-Current Assets						
Property, Plant & Equipment	1,737,253	1,588,618	9.4	8,475	8,906	(4.8)
Intangible Assets [1]	594,791	37,910	NM	–	–	–
Investment Properties	6,998,163	6,208,211	12.7	–	–	–
Properties Under Devt [2]	1,063,411	569,205	86.8	–	–	–
Interests in Subsidiaries [3]	–	–	–	5,828,755	3,864,998	50.8
Interests in Associates & Jointly-Controlled Entities	7,210,622	6,450,733	11.8	–	–	–
Other Assets	739,782	723,793	2.2	10,001	10,001	–
	18,344,022	**15,578,470**	**17.8**	**5,847,231**	**3,883,905**	**50.6**
Current Assets						
Devt Properties for Sale	*3,398,137*	*3,540,778*	*(4.0)*	–	–	–
Trade & Other Receivables	*1,793,490*	*2,064,350*	*(13.1)*	*1,716,281*	*1,681,342*	*2.1*
Cash & Cash Equivalents	*3,421,996*	*4,355,986*	*(21.4)*	*535,856*	*1,532,225*	*(65.0)*
Other Current Assets [4]	*103,383*	*301,728*	*(65.7)*	–	–	–
	8,717,006	**10,262,842**	**(15.1)**	**2,252,137**	**3,213,567**	**(29.9)**
Less: Current Liabilities						
Trade & Other Payables	*2,254,198*	*2,889,508*	*(22.0)*	*207,514*	*212,259*	*(2.2)*
Short-Term Borrowings	*2,311,203*	*1,802,805*	*28.2*	*36,000*	*158,213*	*(77.2)*
Finance Leases	*4,723*	*3,954*	*19.4*	–	–	–
Other Current Liabilities	*329,991*	*446,059*	*(26.0)*	*11,605*	*16,961*	*(31.6)*
	4,900,115	**5,142,326**	**(4.7)**	**255,119**	**387,433**	**(34.2)**
Net Current Assets	**3,816,891**	**5,120,516**	**(25.5)**	**1,997,018**	**2,826,134**	**(29.3)**
Less: Non-Current Liabilities						
Long-Term Borrowings	9,265,819	8,066,555	14.9	2,494,118	1,293,439	92.8
Finance Leases	40,453	42,835	(5.6)	–	–	–
Other Non-Current Liabilities	817,568	724,257	12.9	76,104	57,704	31.9
	10,123,840	**8,833,647**	**14.6**	**2,570,222**	**1,351,143**	**90.2**
Net Assets	**12,037,073**	**11,865,339**	**1.4**	**5,274,027**	**5,358,896**	**(1.6)**
Representing:						
Share Capital	4,395,200	4,350,058	1.0	4,395,200	4,350,058	1.0
Accumulated Profits	4,352,539	4,011,179	8.5	633,359	854,944	(25.9)
Other Reserves	1,633,919	1,579,655	3.4	245,468	153,894	59.5
Equity attributable to Equity Holders of the Company	10,381,658	9,940,892	4.4	5,274,027	5,358,896	(1.6)
Minority Interests	1,655,415	1,924,447	(14.0)	–	–	–
Total Equity	**12,037,073**	**11,865,339**	**1.4**	**5,274,027**	**5,358,896**	**(1.6)**

[1] *The increase was attributable to the goodwill arising from acquisition of the remaining interest in The Ascott Group Limited.*

[2] *The increase was attributable to the acquisitions and development costs incurred for projects in Australia and China.*

[3] *The increase was due to higher amount of long term loans to subsidiaries.*

[4] *The decrease was a result of partial redemption of a money market investment.*

1(b)(ii) **Group's borrowings (including finance leases)**

	Group	
	As at 30/06/2008 S$'000	**As at 31/12/2007 S$'000**
Amount repayable in one year or less, or on demand:-		
Secured	1,123,957	545,935
Unsecured	1,191,969	1,260,824
Sub-Total 1	**2,315,926**	**1,806,759**
Amount repayable after one year:-		
Secured	2,769,639	2,769,554
Unsecured	6,536,633	5,339,836
Sub-Total 2	**9,306,272**	**8,109,390**
Total Debt	**11,622,198**	**9,916,149**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

1(c) Consolidated Cash Flow Statement

	Group			
	2Q 2008 S$'000	2Q 2007 S$'000	1H 2008 S$'000	1H 2007 S$'000
Cash Flows from Operating Activities				
Profit after taxation	**636,472**	**1,032,703**	**920,144**	**1,723,441**
Adjustments for :				
Amortisation of intangible assets	316	357	660	360
Allowance/(Write back) for:				
- Foreseeable losses on development properties for sale	52,803	(48,949)	52,803	(69,166)
- Loans to associates and jointly-controlled entities	–	–	–	84
- Non-current portion of financial assets	13,685	–	13,685	–
Share-based expenses	11,553	17,331	26,874	27,291
Changes in fair value of financial instruments and assets	(20,191)	(5,145)	(33,283)	(433)
Depreciation of property, plant and equipment	13,438	10,147	25,132	19,246
Loss/(Gain) on disposal/ Write off of property, plant and equipment	230	(119,294)	(188)	(119,042)
Gain on disposal of investment properties	–	(2,485)	–	(46,863)
Valuation gain on investment properties	(359,617)	(108,085)	(359,617)	(586,004)
Gain on disposal of non-current financial assets	(302)	(5,820)	(8,518)	(7,556)
Gain on disposal/dilution of subsidiaries and associates	(25,527)	(1,961)	(158,667)	(86,317)
Share of results of associates, jointly-controlled entities	(279,997)	(689,782)	(328,379)	(740,460)
Accretion of deferred income/(loss)	–	167	–	(1,459)
Interest expense	138,589	97,150	270,491	188,253
Interest income	(20,883)	(27,473)	(59,537)	(61,090)
Taxation	112,701	94,870	95,944	132,494
	(363,202)	**(788,972)**	**(462,600)**	**(1,350,662)**
Operating profit before working capital changes	**273,270**	**243,731**	**457,544**	**372,779**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	398,877	(31,661)	343,257	(68,083)
Development properties for sale	28,823	130,985	165,073	(192,647)
Trade and other payables	(38,764)	(38,371)	(224,025)	(197,086)
Other financial assets	(441)	(310,920)	198,203	(284,687)
	388,495	**(249,967)**	**482,508**	**(742,503)**
Cash generated from/(used in) operations	**661,765**	**(6,236)**	**940,052**	**(369,724)**
Income tax paid	(113,187)	(14,974)	(147,350)	(42,351)
Customer deposits and other non-current payables received/(refunded)	126	(2,766)	(1,154)	2,311
Net cash generated from/(used in) Operating Activities	**548,704**	**(23,976)**	**791,548**	**(409,764)**

1(c) Consolidated Cash Flow Statement (cont'd)

	Group			
	2Q 2008 S$'000	2Q 2007 S$'000	1H 2008 S$'000	1H 2007 S$'000
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	186	232,499	2,018	232,676
Purchase of property, plant and equipment	(161,976)	(67,359)	(211,611)	(93,849)
Increase in associates and jointly controlled entities	(285,877)	(216,661)	(551,166)	(209,064)
(Decrease)/Increase in amounts owing by investee companies and other receivables	(5,392)	348	(22,308)	1,850
Deposit for new investments	–	(21,347)	–	(21,347)
Acquisition of investment properties and properties under development	(687,236)	(109,396)	(858,635)	(216,230)
Proceeds from disposal of investment properties and properties under development	–	1,029,236	–	1,367,230
(Acquisition)/Disposal of non-current financial assets (net)	(5,522)	4,749	2,748	(32,068)
Dividends received from associates and jointly-controlled entities	39,754	21,509	84,632	50,098
(Acquisition)/Disposal of subsidiaries (net)	(51,282)	4,833	(2,554)	328,850
Acquisition of remaining interest in a subsidiary	(46,546)	–	(959,489)	–
Interest income received	29,270	23,233	53,888	52,459
Net cash (used in)/generated from Investing Activities	**(1,174,621)**	**901,644**	**(2,462,477)**	**1,460,605**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	13,360	15,058	22,011	39,774
(Repayment of)/Proceeds from amounts owing to/by minority interests	(14,949)	(5,849)	118	(39,968)
Contribution from minority interests (net)	(6,453)	(14,066)	(13,444)	125,639
(Repayment of)/Proceeds from sales of future receivables	(142,604)	11,550	(446,122)	15,811
Proceeds from issue of term loans	792,077	245,850	2,583,763	1,187,158
Repayment of term loans	(1,449,574)	(858,529)	(1,904,041)	(1,624,954)
Proceeds from issue of debt securities and convertible bonds	–	1,253,074	1,400,000	1,315,117
Repayment of debt securities and convertible bonds	(70,182)	(130,000)	(175,000)	(134,500)
Repayment of finance lease payables	(950)	(978)	(1,967)	(1,904)
Dividends paid to minority interests	(13,304)	(72,622)	(52,634)	(79,910)
Dividends paid to shareholders	(423,398)	(317,065)	(423,398)	(317,065)
Interest expense paid	(134,202)	(118,455)	(245,758)	(224,396)
Net cash (used in)/generated from Financing Activities	**(1,450,179)**	**7,968**	**743,528**	**260,802**
Net (decrease)/increase in cash and cash equivalents	**(2,076,096)**	**885,636**	**(927,401)**	**1,311,643**
Cash and cash equivalents at beginning of the period	5,486,121	3,104,137	4,355,986	2,684,852
Effect of exchange rate changes on cash balances held in foreign currencies	11,971	5,909	(6,589)	(813)
Cash and cash equivalents at end of the period	**3,421,996**	**3,995,682**	**3,421,996**	**3,995,682**

Cash and cash equivalents at end of the period
The cash and cash equivalents of about $3,422.0 million as at 30/06/2008 included $2,362.0 million in fixed deposits and $122.3 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

1(d)(i) Statement of Changes in Equity

As at 30/06/2008 vs 30/06/2007 – GROUP

S$'000	Share Capital	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/04/2008	**4,381,840**	**4,257,569**	**1,558,686**	**10,198,095**	**1,558,089**	**11,756,184**
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans			10,112	**10,112**	(2,803)	**7,309**
Change in fair value of available-for-sale investments			(9,769)	**(9,769)**	–	**(9,769)**
Transfer of available-for-sale reserve to income statement			13,685	**13,685**	–	**13,685**
Effective portion of changes in fair value of cash flow hedge			55,191	**55,191**	6,419	**61,610**
Realisation of foreign exchange reserves transferred to income statement			(2,639)	**(2,639)**	–	**(2,639)**
Realisation of available-for-sale reserve transferred to income statement			(205)	**(205)**	–	**(205)**
Realisation of other capital reserve transferred to income statement			(136)	**(136)**	–	**(136)**
Net gains recognised directly in equity			66,239	**66,239**	3,616	**69,855**
Profit for 2Q 2008		515,247		**515,247**	121,225	**636,472**
Total recognised gains for the period		**515,247**	**66,239**	**581,486**	**124,841**	**706,327**
Dividends paid		(423,398)		**(423,398)**	–	**(423,398)**
Issue of shares	13,360			**13,360**	–	**13,360**
Cost of share-based payment			12,131	**12,131**	646	**12,777**
Effects of acquisition/disposal, dilution and liquidation of subsidiaries (net)				**–**	382	**382**
MI contribution (net)				**–**	(6,420)	**(6,420)**
Dividends paid/declared to MI				**–**	(22,123)	**(22,123)**
Others		3,121	(3,137)	**(16)**	–	**(16)**
Balance as at 30/06/2008	**4,395,200**	**4,352,539**	**1,633,919**	**10,381,658**	**1,655,415**	**12,037,073**

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

1(d)(i) **Statement of Changes in Equity (cont'd)**

As at 30/06/2008 vs 30/06/2007 – GROUP

S$'000	Share Capital	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/04/2007	**4,330,056**	**2,183,823**	**1,503,557**	**8,017,436**	**1,897,179**	**9,914,615**
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans			29,394	29,394	46,374	75,768
Change in fair value of available-for-sale investments			(21,357)	(21,357)	–	(21,357)
Effective portion of changes in fair value of cash flow hedge			16,591	16,591	7,541	24,132
Realisation of foreign exchange reserves transferred to income statement			16,690	16,690	4,709	21,399
Realisation of available-for-sale reserve transferred to income statement			(4,235)	(4,235)	–	(4,235)
Realisation of hedging reserve transferred to income statement			(13)	(13)	–	(13)
Realisation of equity compensation reserve transferred to income statement			(15)	(15)	–	(15)
Net gains recognised directly in equity			37,055	37,055	58,624	95,679
Profit for 2Q 2007		912,595		912,595	120,108	1,032,703
Total recognised gains for the period		**912,595**	**37,055**	949,650	**178,732**	**1,128,382**
Dividends paid		(317,065)		(317,065)	–	(317,065)
Issue of shares	15,058			15,058	–	15,058
Equity portion of convertible bonds			65,440	65,440	–	65,440
Cost of share-based payment			14,609	14,609	1,428	16,037
Effects of acquisition/disposal, dilution and liquidation of subsidiaries (net)				–	385	385
MI contribution (net)				–	(14,066)	(14,066)
Dividends paid/declared to MI				–	(72,622)	(72,622)
Balance as at 30/06/2007	**4,345,114**	**2,779,353**	**1,620,661**	**8,745,128**	**1,991,036**	**10,736,164**

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/06/2008 vs 30/06/2007 – COMPANY

S$'000	Share Capital	Accumulated Profits	Capital Reserve	Equity Comp. Reserves	Total Equity
Balance as at 01/04/2008	**4,381,840**	**870,253**	**213,212**	**28,654**	**5,493,959**
Profit for 2Q 2008		186,504			186,504
Total recognised gains for the period		186,504			186,504
Dividends paid		(423,398)			(423,398)
Issue of shares	13,360				13,360
Cost of share-based payment				3,602	3,602
Balance as at 30/06/2008	**4,395,200**	**633,359**	**213,212**	**32,256**	**5,274,027**
Balance as at 01/04/2007	**4,330,056**	**437,347**	**41,831**	**26,419**	**4,835,653**
Profit for 2Q 2007		37,704			37,704
Total recognised gains for the period		37,704			37,704
Dividends paid		(317,065)			(317,065)
Issue of shares	15,058				15,058
Equity portion of convertible bonds			75,440		75,440
Cost of share-based payment				3,061	3,061
Balance as at 30/06/2007	**4,345,114**	**157,986**	**117,271**	**29,480**	**4,649,851**

1(d)(ii) Changes in the Company's issued share capital

Issued Share Capital

As at 30/06/2008, the issued and fully paid-up share capital of the Company was $4,395.2 million (30/06/2007: $4,345.1 million). Movements in the Company's issued and fully paid-up share capital during 2Q 2008 were as follows:

	$'000
As at 01/04/2008	4,381,840
Issue of shares under CapitaLand Share Option Plan	13,360
As at 30/06/2008	**4,395,200**

As at 30/06/2008, the issued ordinary shares of the Company numbered 2,823,075,815 (30/06/2007: 2,803,479,561). During the quarter, the Company issued 5,691,281 ordinary shares under Share Option Plan.

Share Options

As at 30/06/2008, the number of outstanding share options under the Company's Share Option Plan was 20,997,769 (30/06/2007: 34,494,040).

1(d)(ii) Details of any changes in the Company's issued share capital (cont'd)

Performance Shares

As at 30/06/2008, the number of shares awarded and outstanding under the Company's Performance Share Plan was 9,221,506 (30/06/2007: 9,136,347).

Under the Performance Share Plan, the final number of shares released will depend on the achievement of pre-determined targets over a three-year performance period. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

Restricted Stock Plan

As at 30/06/2008, the number of shares awarded and outstanding under the Company's Restricted Stock Plan was 10,503,649, of which 1,423,489 are to be cash settled (30/06/2007: 4,704,410, of which 647,511 are to be cash settled).

Under the Restricted Stock Plan, the final number of shares released will depend on the achievement of pre-determined targets at the end of a one-year performance period and the release will be over a vesting period of two to three years. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more shares than the baseline award could be delivered up to a maximum of 150% of the baseline award.

Convertible Bonds

The Company has issued the following convertible bonds which remained outstanding as at 30/06/2008:

- $1.3 billion of Convertible Bonds due in 2018 which are convertible by holders into ordinary shares of the Company at any time on or after 15 April 2008 at a conversion price of $8.5137 per share;
- $1.0 billion of Convertible Bonds due in 2022 which are convertible by holders into ordinary shares of the Company at any time on or after 20 June 2008 at a conversion price of $13.7255 per share; and
- $430 million of Convertible Bonds due in 2016 which are convertible by holders into ordinary shares of the Company at any time on or after 26 December 2006 at a conversion price of $7.17 per share.

There has been no conversion of any of the above convertible bonds since the dates of their issues.

Assuming the Bonds are fully converted based on their respective conversion prices, the number of new ordinary shares to be issued would be 285,524,262, representing a 10.1% increase over the total number of issued shares of the Company as at 30/06/2008.

1(d)(iii) Treasury Shares

The Company did not hold any treasury shares as at 30 June 2008 and 31 December 2007.

There were no sales, transfers, disposal, cancellation and/or use of treasury shares for the six months ended 30 June 2008.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2007.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Please refer to Item 4 above.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI attributable to the equity holders of the Company :**

		Group			
		2Q 2008	2Q 2007	1H 2008	1H 2007
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents)	18.3	32.6	27.1	54.4
	Weighted average number of ordinary shares (in million)	2,821.2	2,800.8	2,815.4	2,793.1
6(b)	EPS based on fully diluted basis (in cents)	17.2	31.5	26.1	52.8
	Weighted average number of ordinary shares (in million)	3,147.4	2,913.8	3,087.5	2,899.2

7. **Net asset value and net tangible assets per ordinary share based on issued share capital (excluding treasury shares) as at the end of the period**

	Group		Company	
	30/06/2008	31/12/2007	30/06/2008	31/12/2007
NAV per ordinary share	$3.68	$3.54	$1.87	$1.91
NTA per ordinary share	$3.47	$3.53	$1.87	$1.91

8. Review of the performance of the group

GROUP OVERVIEW

S$M	2Q 2008	2Q 2007	Variance %	1H 2008	1H 2007	Variance %
Revenue	820.1	935.6	(12.3)	1,451.4	1,572.6	(7.7)
EBIT	887.8	1,224.7	(27.5)	1,286.6	2,044.2	(37.1)
Finance costs	(138.6)	(97.2)	(42.7)	(270.5)	(188.3)	(43.7)
PBT	749.2	1,127.6	(33.6)	1,016.1	1,855.9	(45.3)
PATMI	515.2[(1)]	912.6[(2)]	(43.5)	762.7[(1)]	1,520.7[(2)]	(49.8)

(1) Includes unrealised fair value gains of $417.4 million and provision for foreseeable losses on development projects in Australia of $24.1 million in 2Q 2008 and 1H 2008.

(2) Includes unrealised fair value gains of $645.4 million and $647.4 million in 2Q 2007 and 1H 2007 respectively.

2Q 2008 vs 2Q 2007

The Group's revenue for 2Q 2008 was $820.1 million compared to $935.6 million in 2Q 2007. As explained in paragraph 1(a)(ii), the decrease was mainly attributable to lower sales from development projects in China but mitigated by higher rental and fee-based income.

Sales in China were lower as a result of re-scheduling of some of the planned residential project launches. However, the Group's rental revenue from investment properties was much higher than the same period last year due mainly to the acquisition of two shopping malls in Malaysia at the end of 2007 and the consolidation of revenue of 1 George Street which became a subsidiary in September 2007. Revenue from our serviced residences was also boosted by increased demand which raised the overall revenue per available unit ("REVPAU"). Fee-based income which is mainly our fund and property management fees was also higher this quarter as the size of assets under management increased.

Group's earnings before interest and tax ("EBIT") were $887.8 million. The lower EBIT was mainly attributable to lower fair value gains from the revaluation of investment properties, lower portfolio gains and development profits and the absence of write back of previous provisions. Lower revaluation gains were partly a result of the moderation in price increase for the Singapore property market and partly because the Group divested some of its investment properties in 2007.

Overall, the Group's profit after tax and minority interest ("PATMI") for 2Q 2008 was lower at $515.2 million, mainly due to lower revaluation gains, portfolio gains and higher interest expenses.

1H 2008 vs 1H 2007

1H 2008's revenue was also lower than the same period last year for the same reasons mentioned above as well as lower sales from Singapore in the first quarter of 2008. Despite lower residential sales in China, revenue contribution from the Group's overseas operations continued to form a significant 70.6% portion of the Group's revenue (1H 2007: 69.7%). This was due to the strong revenue contributions from Australia and Europe which more than offset the lower contribution from China.

In terms of EBIT, 1H 2008's EBIT of $1,286.6 million was lower than 1H 2007, primarily due to higher revaluation gains last year which included the fair value gains from 8 Shenton Way (formerly Temasek Tower), lower development profits and the absence of write back of previous provisions.

Overseas EBIT contribution in 1H 2008 was $695.8 million, an increase of 10.4% from the same period last year. The increase came from China arising mainly from the fair value gain of Raffles City Shanghai and Malaysia where the increase was contributed mainly by the fair value gains and operations of newly acquired shopping malls. These increases were partially offset by lower contribution from Australia due to provision for foreseeable losses on development projects and lower fair value gains.

Interest expense for the Group increased due to higher gross debt. The Group's gross debt was $11.6 billion as at 30 June 2008 compared to $8.6 billion a year ago, but declined compared to 1Q 2008 gross debt of $12.4 billion. The Group's net debt to equity ratio was higher at 0.68 as compared to 0.43 as at 30 June 2007.

Segment Performance

On 31 March 2008, the Group announced key organisational changes in line with its efforts to flatten the organisational structure to support its business growth. The new business units are CapitaLand Residential Singapore and CapitaLand China Holdings. In addition, CapitaLand Commercial business unit now includes residential projects in Vietnam, Malaysia, India, Kazakhstan and Thailand. The changes took effect from 1 April 2008.

The segmental information in this report has been presented based on the new organisational structure and the comparative information has been restated accordingly.

CapitaLand Residential Singapore ("CRS")

S$M	2Q 2008	2Q 2007	Variance %	1H 2008	1H 2007	Variance %
Revenue	119.8	136.1	(12.0)	216.0	328.6	(34.3)
EBIT	60.4	77.5	(22.1)	99.9	133.4	(25.1)

2Q 2008's and 1H 2008's revenue were lower mainly due to the completion of Citylights and Varsity Park in December 2007 and February 2008 respectively. Both 2Q 2008 and 1H 2008 EBIT were also lower than the corresponding period last year due to the lower revenue and the absence of write back of previous provisions.

CapitaLand China Holdings ("CCH")

S$M	2Q 2008	2Q 2007	Variance %	1H 2008	1H 2007	Variance %
Revenue	109.1	302.1	(63.9)	204.0	399.9	(49.0)
EBIT	374.4	169.9	120.4	439.0	205.8	113.3

The decline in revenue in 2Q 2008 and 1H 2008 was due to rescheduling of launches for some of the projects. However, EBIT in 2Q 2008 and 1H 2008 was higher mainly due to the fair value gain from the revaluation of Raffles City Shanghai and better operating performance of the commercial properties.

CapitaLand Commercial ("CCL")

S$M	2Q 2008	2Q 2007	Variance %	1H 2008	1H 2007	Variance %
Revenue	50.6	25.0	101.9	104.5	58.1	79.9
EBIT	181.8	522.7	(65.2)	318.4	1,068.0	(70.2)

The increase in revenue for 2Q 2008 and 1H 2008 was mainly due to the consolidation of revenue of 1 George Street which became a subsidiary in September 2007 and the progressive revenue recognised for the sale of Wilkie Edge.

The decrease in EBIT for 2Q 2008 was mainly due to lower fair value gains as compared to the year before. EBIT for 1H 2008 was also lower due to lower fair value gains but partially offset by higher divestment gain from the sale of Hitachi Tower in 1Q 2008.

CapitaLand Retail ("CRTL")

S$M	2Q 2008	2Q 2007	Variance %	1H 2008	1H 2007	Variance %
Revenue	46.7	29.6	57.5	81.7	50.7	61.4
EBIT	182.6	120.6	51.4	240.7	144.2	66.9

Revenue for 2Q 2008 was higher than 2Q 2007 mainly due to revenue from Gurney Plaza and Mines Shopping Fair in Malaysia which were acquired in December 2007.

EBIT for 2Q 2008 was higher mainly due to the recognition of deferred gain upon transfer of title of Wangjing mall to CRCT and divestment gain of Xizhimen, higher fair value gains from the revaluation of investment properties and net unrealised foreign exchange gain.

Revenue for 1H 2008 grew by 61.4%; contributed mainly by the two shopping malls in Malaysia and the malls in China. Property management fees from the China malls were also higher as more malls opened in 2008.

The Ascott Group ("Ascott")

S$M	2Q 2008	2Q 2007	Variance %	1H 2008	1H 2007	Variance %
Revenue	120.5	107.1	12.5	225.9	226.4	(0.2)
EBIT	17.9	141.3	(87.3)	57.4	170.5	(66.3)

The increase in revenue for 2Q 2008 was mainly attributable to the Group's serviced residence operations in Europe and China. In Europe, the higher revenue was driven by the growth in REVPAU. This was the result of the Group's initiatives on yield maximisation combined with the growing popularity and demand for serviced residences. In China, the increase in revenue was mainly attributable to contributions from recently opened properties and fee-based income from fund management fees from the Ascott Serviced Residence (China) Fund.

Revenue for 1H 2008 was affected by the deconsolidation of ART but mitigated by the increased revenue from the Group's serviced residence operations in Europe, North Asia (comprising China, Hong Kong, Japan and Korea) and Singapore.

EBIT for 2Q 2008 and 1H 2008 was lower as compared to last year as 2Q 2007 included a gain from the divestment of Master Golf and Country Club. The deconsolidation of ART also contributed to the decrease in EBIT in 1H 2008, but this was partly mitigated by better performance from the Group's serviced residence operations arising from the higher revenue.

CapitaLand Financial ("CFL")

S$M	2Q 2008	2Q 2007	Variance %	1H 2008	1H 2007	Variance %
Revenue	43.0	31.8	35.4	72.9	55.1	32.3
EBIT	24.0	33.3	(27.8)	42.5	45.4	(6.4)

The increase in revenue for 2Q 2008 and 1H 2008 was due to higher fund management fees resulting mainly from the enlarged Assets Under Management ("AUM") and higher acquisition fees. As at June 2008, CFL manages 5 REITs and 15 private equity funds with a total AUM of $21.1 billion.

EBIT for 2Q 2008 and 1H 2008 was lower as compared to the same period last year, mainly due to impairment loss made on investment and lower share of profits from associates. If impairment loss was excluded in 2Q 2008 and one-off divestment gains were excluded in 2Q 2007, the 2Q 2008 EBIT would be $37.7 million as compared to $23.0 million in 2Q 2007 while 1H 2008's EBIT would be $56.2 million compared to $34.8 million in 1H 2007.

Others

S$M	2Q 2008	2Q 2007	Variance %	1H 2008	1H 2007	Variance %
Revenue	330.5	303.8	8.8	546.3	453.9	20.4
EBIT	46.7	159.6	(70.8)	88.8	276.9	(67.9)

Others includes the Corporate Office, Australand and new start-up business units.

The increase in revenue in 2Q 2008 and 1H 2008 was largely due to higher contribution from the Australia operations.

However, 2Q 2008 and 1H 2008 EBIT were lower due mainly to provision for foreseeable losses and lower fair value gains from the investment properties held in Australia.

9. Variance from Prospect Statement

The current results are broadly in line with the prospect statement made when the first quarter 2008 financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

CapitaLand Residential Singapore ("CRS")

CRS expects its earnings in 2008 to benefit from the progressive recognition of strong sales achieved over 2006 and 2007. The company had accelerated its launches to tap into the buoyant market then.

In Singapore, buying sentiment is likely to remain cautious in 2H 2008, until there is greater stability in the global financial markets and improved credit environment.

CRS has obtained Temporary Occupation Permit for RiverEdge at Sampan Place in June 2008 and it expects to launch The Wharf Residence near the Singapore River and Latitude near Grange Road in the second half of the year. In addition, it is also working with Zaha Hadid Architects to have the former Farrer Court site launch-ready by 1H 2009.

CRS has also secured $1.996 billion of syndicated transferable secured financing facilities for the residential project at Farrer Road and has successfully redeemed in full the notes previously issued to fund the Citylights and Varsity Park Condominium projects.

CapitaLand China Holdings ("CCH")

In the short term, CCH expects the China property market to consolidate due to the Central Government's continued measures to cool the real estate sector as well as to control inflation. However, market fundamentals will remain strong due to real demand driven by urbanisation, demographics, strong economic growth and rising income. CCH believes the governmental control measures will ensure sustainable development of China's property market.

CCH's high-end residence in Beijing, "The Pines", was launched in end June 2008. Several more projects in Beijing, Shanghai, Chengdu, Foshan and Ningbo are slated for launch in the second half of 2008.

For commercial properties, Raffles City Shanghai, Raffles City Beijing, Raffles City Chengdu, and Raffles City Hangzhou are expected to be injected into Raffles City China Fund.

CapitaLand Commercial ("CCL")

Singapore office rental in 2Q 2008 remains firm. CCL expects office rental to remain resilient given the tight supply in the next 2 years.

In Vietnam, though the market conditions have become more challenging with high inflation and tight credit, the fundamentals remain strong. CCL currently has a pipeline of about 4,200 residential units and will launch them at appropriate times. It will also look to make more opportunistic acquisitions.

In India, construction is on-going for the Group's maiden residential project, the 590-unit Orchard Residency in Mumbai which was well received upon launch. Phase 1 of the project is targeted to be completed in 2Q 2009 while Phase 2 will be in 4Q 2009. CCL also has a 49%/51% joint venture with Bahrain-based ARC-CapitaLand to develop a 30-acre site in Ghansoli, Mumbai, into a technology park. The master plan is currently being drawn up and construction is expected to commence in 1Q 2009.

In Kazakhstan, the residential cum serviced residence project in Almaty is progressing well and the launch is likely to be in 2Q 2009.

Overall, the outlook for CCL's overseas projects remains positive as they are likely to benefit from the longer term growth in these markets.

CapitaLand Retail ("CRTL")

Although Singapore GDP growth is expected to be lower in 2008, retail rents are unlikely to soften, especially in prime areas such as Orchard Road, fuelled by strong demand, the rejuvenation of Orchard Road and upcoming integrated resorts. The outlook for our Singapore retail operations should remain positive for the second half of 2008.

In China, the impact of the earthquake on the macro economy is minimal. Property and retail markets of the quake-hit areas may be affected in the short term, but the overall consumer sector is expected to remain buoyant supported by strong employment trends and rising purchasing power of Chinese consumers. Demand for retail space remains strong, as evidenced by the strong pre-leasing activity, expansions and renewals from major retailers. CRTL will continue to build on its strong brand name as a premier retail mall developer and manager in China.

India is another fast-growing economy where CRTL will tap into its retail market through its 45% stake in CapitaRetail India Development Fund.

Sungei Wang Plaza was added to CRTL's Malaysia portfolio in June 08. The acquisition of this mall, together with Gurney Plaza and Mines Shopping Fair, will put CRTL on track to launch a Malaysia retail REIT by end of 2008.

In Japan, CRTL will continue to actively pursue acquisition opportunities to further strengthen its presence through CapitaRetail Japan Fund.

The Ascott Group ("Ascott")

Looking ahead, the slowing global economic climate is expected to pose challenges for businesses. Ascott will continue to leverage on its brand to maximise yield going forward.

Ascott will also continue to execute its strategy of acquiring and incubating properties to build up a pipeline to contribute to operating performance and/or potential portfolio gains in the future.

CapitaLand Financial ("CFL")

CFL has recently established CITIC CapitaLand Business Park Fund, the first RMB-denominated real estate private equity fund in China, with fund size of RMB 500 million (S$99 million) and closed Raffles City China Fund, the first integrated development private equity fund in China with an initial closing of US$1 billion (S$1.4 billion) of committed capital.

It will continue to focus on strengthening its fund management business in 2008 by growing its AUM through accretive acquisitions and asset management. There are plans to originate new property funds in 2H 2008, focusing mainly in Asia.

Australand

Australand is a core business unit of CapitaLand. As part of Australand's prudent capital management stance, the company announced a one for one renounceable rights issue to raise between A$302 million and A$557 million. The rights issue will strengthen its balance sheet, reduce its debt equity ratio from 44% to approximately 35% and position Australand with financial capacity for its development pipeline.

CapitaLand remains confident in the business and management of Australand and has given an unconditional commitment to take up its pro-rata entitlement of A$302 million.

GROUP OVERALL PROSPECTS FOR 2008

The current global economic slowdown was triggered by the US sub-prime crisis, subsequent global credit crunch and higher inflation. Notwithstanding such an uncertain macroeconomic backdrop, CapitaLand remains confident of Asia's long term fundamentals and that it will grow at a relatively faster pace than the rest of the world. The Group's inroads into the Gulf Cooperation Council region through its projects at Bahrain and Abu Dhabi have also been timely, which will enable the Group to ride on the strong real estate demand generated by rising oil wealth in the region.

In this more capital-constrained environment, the Group is beginning to see reduced competition, more realistically priced investment opportunities, and a general flight to quality, all of which would favour companies with strong balance sheets and track records such as ours. With its well established multi-local franchise, strong balance sheet and financial flexibility, the Group believes such uncertain times will present opportunities to expand in its key markets, and scale up in growth markets.

Going forward, the prospects for the Group will continue to be underpinned by the following drivers:

- Maintaining our leading position as a Pan-Asian real estate developer, Asia's largest retail mall owner/manager, largest international serviced residence owner-operator and leading Asia-based real estate fund and REIT manager.

- Expanding and developing the Group's geographic footprint and seizing new opportunities in real estate sub-segments.

- Keeping a stringent focus on capital management and capital recycling to achieve optimal risk adjusted returns for shareholders coupled with a disciplined risk management process.

- Invest in human capital with emphasis on nurturing innovation, creativity and entrepreneurship amongst our more than 9,000 strong global staff under our international brand name.

Market sentiment is expected to remain cautious until a sustained recovery is seen in the financial markets and economic conditions. Nevertheless, the Group is confident that it will be profitable in 2008.

11. Dividend

11(a) Any dividend declared for the present financial period? Nil
11(b) Any dividend declared for the previous corresponding period? Nil
11(c) Date payable : Not applicable.
11(d) Books closing date : Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(i) By Strategic Business Units (SBUs) – 2Q 2008 vs 2Q 2007

	Revenue			Earnings before interest & tax		
	2Q 2008 S$'000	2Q 2007 [1] S$'000	Variance %	2Q 2008 S$'000	2Q 2007 [1] S$'000	Variance %
CapitaLand Residential Singapore	119,773	136,092	(12.0)	60,355	77,460	(22.1)
CapitaLand China Holdings [2]	109,083	302,094	(63.9)	374,447	169,926	120.4
CapitaLand Commercial [3]	50,563	25,046	101.9	181,795	522,650	(65.2)
CapitaLand Retail	46,682	29,641	57.5	182,562	120,567	51.4
The Ascott Group [4]	120,478	107,131	12.5	17,914	141,279	(87.3)
CapitaLand Financial	43,044	31,793	35.4	24,013	33,251	(27.8)
Others [5]	330,515	303,793	8.8	46,676	159,590	(70.8)
Total	**820,138**	**935,590**	**(12.3)**	**887,762**	**1,224,723**	**(27.5)**

13(a)(ii) By Strategic Business Units (SBUs) – 1H 2008 vs 1H 2007

	Revenue			Earnings before interest & tax		
	1H 2008 S$'000	1H 2007 [1] S$'000	Variance %	1H 2008 S$'000	1H 2007 [1] S$'000	Variance %
CapitaLand Residential Singapore	215,957	328,642	(34.3)	99,858	133,400	(25.1)
CapitaLand China Holdings [2]	204,018	399,856	(49.0)	438,963	205,788	113.3
CapitaLand Commercial [3]	104,463	58,055	79.9	318,353	1,068,036	(70.2)
CapitaLand Retail	81,745	50,659	61.4	240,702	144,217	66.9
The Ascott Group [4]	225,948	226,407	(0.2)	57,398	170,469	(66.3)
CapitaLand Financial	72,947	55,130	32.3	42,491	45,376	(6.4)
Others [5]	546,334	453,857	20.4	88,814	276,902	(67.9)
Total	**1,451,412**	**1,572,606**	**(7.7)**	**1,286,579**	**2,044,188**	**(37.1)**

Note :
(1) The comparatives have been restated due to the Group's internal restructuring.
(2) Excludes Retail and Serviced Residences in China.
(3) Includes residential projects in Vietnam, Malaysia, India, Kazakhstan and Thailand.
(4) Includes all holdings in ART.
(5) Includes Corporate Office, Australand and others.

13(b)(i) By Geographical Location – 2Q 2008 vs 2Q 2007

	Revenue			Earnings before interest & tax		
	2Q 2008 S$'000	2Q 2007 S$'000	Variance %	2Q 2008 S$'000	2Q 2007 S$'000	Variance %
Singapore	239,038	211,902	12.8	371,400	729,537	(49.1)
China [1]	134,332	322,702	(58.4)	439,859	290,982	51.2
Asia / GCC [2]	20,023	10,608	88.8	31,665	8,396	277.1
Australia & New Zealand	341,693	317,568	7.6	27,817	151,075	(81.6)
Europe	82,155	72,810	12.8	16,461	43,976	(62.6)
Others	2,897	-	NM	560	757	(26.0)
Total	**820,138**	**935,590**	**(12.3)**	**887,762**	**1,224,723**	**(27.5)**

13(b)(ii) By Geographical Location – 1H 2008 vs 1H 2007

	Revenue			Earnings before interest & tax		
	1H 2008 S$'000	1H 2007 S$'000	Variance %	1H 2008 S$'000	1H 2007 S$'000	Variance %
Singapore	426,527	475,826	(10.4)	590,794	1,414,046	(58.2)
China [1]	254,755	446,883	(43.0)	533,260	349,414	52.6
Asia / GCC [2]	43,436	33,577	29.4	49,564	27,780	78.4
Australia & New Zealand	572,401	485,164	18.0	77,730	197,046	(60.6)
Europe	148,264	131,156	13.0	34,583	55,214	(37.4)
Others	6,029	-	NM	648	688	(5.8)
Total	**1,451,412**	**1,572,606**	**(7.7)**	**1,286,579**	**2,044,188**	**(37.1)**

Note : [1] *China including Macau and Hong Kong.*
[2] *Excludes Singapore and China.*

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

17. Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and the Company (comprising the balance sheet, consolidated income statement, statement of changes in equity and consolidated statement of cash flows, together with their accompanying notes) as at 30 June 2008 and the results of the business, changes in equity and cash flows of the Group for the six months ended on that date, to be false or misleading in any material respect.

On behalf of the Board

Dr Hu Tsu Tau
Chairman

Liew Mun Leong
Director

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
1 August 2008

CapitaLand

For Immediate Release
1 August 2008

NEWS RELEASE

CapitaLand records 1H 2008 net profit of S$762.7 million

Singapore, 1 August 2008 – CapitaLand posted profit after tax and minority interests (PATMI) of S$762.7 million for 1H 2008, compared with S$1,520.7 million in 1H 2007. The latter figure was mainly due to higher revaluation gains, portfolio gains and lower interest expenses in 1H 2007.

Revenue in 1H 2008 was S$1,451.4 million compared with S$1,572.6 million for 1H 2007. Lower residential sales revenues in Singapore and China were mitigated by strong performances from other core businesses, namely higher retail and office rentals, revenue from serviced residence operations and fee-based income. In addition, overseas revenue of S$1,024.9 million continued to form a significant 71% of Group revenue.

1H 2008 Group Earnings before Interest and Tax (EBIT) came in at S$1,286.6 million compared with S$2,044.2 million for 1H 2007. Overseas EBIT contributions of S$695.8 million accounted for 54% of total EBIT, up from 31% in 1H 2007. The key contributor continued to be China, with EBIT up 53% to S$533.3 million.

FINANCIAL HIGHLIGHTS

S$ million	2Q 2008	2Q 2007	1H 2008	1H 2007
Revenue	820.1	935.6	1,451.4	1,572.6
Earnings before interest and tax (EBIT)	887.8	1,224.7	1,286.6	2,044.2
Finance costs	(138.6)	(97.2)	(270.5)	(188.3)
Profit after tax and minority interests (PATMI)	515.2*	912.6#	762.7*	1,520.7#

** Includes unrealised fair value gains of S$417.4 million in 2Q 2008 and 1H 2008.*
 # Includes unrealised fair value gains of S$645.4 million and S$647.4 million in 2Q 2007 and 1H 2007 respectively.

Dr Richard Hu, Chairman, CapitaLand Group, said: "The Group's multi-geography, multi-sector business model provides a balanced, well-diversified earnings base that continues to serve us well even during recent cautious market conditions. Our business units are fundamentally strong and have been able to raise funds for growth opportunities. In such a

challenging time, when many companies in the countries we operate in are unable to raise funds, we continue to be able to access the capital markets in view of the Group's strong reputation and good financial standing. Our healthy balance sheet and financial flexibility will allow us to take advantage of investment opportunities in Singapore and abroad."

Liew Mun Leong, President and CEO of CapitaLand Group, said: "Our focus on the Asia-Pacific, a region with the right economic fundamentals, will continue to benefit our business units. In Singapore, we accelerated residential launches the past two years and sold over 2,300 homes to achieve total sales value of more than S$4 billion; the sales revenue will be recognized progressively and will be reflected in our earnings for 2008. Demand for retail space in Singapore remains strong, and ION Orchard has set benchmark pricing for retail rents ahead of its opening next year. In China, we closed the US$1 billion Raffles City China Fund and the US$237 million CapitaLand China Development Fund II, and established a RMB500 million fund with CITIC Trust. Australand has contributed consistent growth for 11 consecutive years and as we are confident of its growth potential, we are committed to subscribe for our full entitlement under its rights issue. In new markets, such as Bahrain in the Gulf Co-operation Council, our residential units were sold at above-average prices compared to other high-quality residential apartments. We are also on track in preparing our first Malaysian retail real estate investment trust (REIT) for launch by end-2008, bringing the number of our listed REITs to six. The Group's assets under management stand at S$21.1 billion as at 30 June 2008. Despite the cautious market sentiments, we have a positive outlook as our business units are competitively positioned and geographically diversified."

Issued by: **CapitaLand Limited (Co. Regn.: 198900036N)**
Date: **1 August 2008**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: +65 68233 210

Basskaran Nair
SVP, Communications
Tel: +65 68233 554

For the full 1H 2008 CapitaLand Limited Financial Statements announcement and slides, please visit our website www.capitaland.com.

CapitaLand Group
Half Year 2008 Results



Aug 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Liew Mun Leong
Group President & CEO



Results Overview

CapitaLand

Content

- Results Overview
- Financial Performance
- Highlights
- Outlook

1H 2008 – Diversified & Balanced Earnings

- **PATMI of S$762.7 million for 1H 2008**
- **Overseas EBIT up 10% to S$696 million**
  - China was key contributor, up 53% to S$533 million
- **Financial Services business expanding**
  - Achieved AUM of S$21.1 billion, up S$2 billion from 1Q 2008
  - Strong fee revenue of S$72.9 million, up 32%
- **Active capital management, strong balance sheet**
  - YTD raised over S$5 billion as a Group
  - Maintaining high liquidity (cash S$3.4 billion)
  - Recycled capital of about S$2 billion through asset sales

1H 2008 Results

(S$ million)	1H 2007	1H 2008	Change
Revenue	1,572.6	**1,451.4**	**-7.7%**
EBIT	2,044.2	**1,286.6**	**-37.1%**
PATMI	1,520.7**	**762.7***	**-49.8%**
PATMI Ex. Reval	430.2	**345.3**	**-19.7%**

*Includes unrealised fair value gains of S$417.4m
**Includes unrealised FV gains of S$647.4m and realised FV gains of S$443.1m

Revenue Under Management (1H 2008)



S$Billion
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
$1.5 billion
$2.9 billion
Statutory Revenue
Revenue Under Management

- *Revenue Under Management : Revenue of all properties managed by the Group*

EBIT by SBUs

Balanced Performance


$M
1H 2008: $1,286.6m (1H 2007: $2,044.2m)
1,200
1,000
800
600
400
200
0
1,068
S$443m
625
439
318
206
241
144
133
100
171
57
45
42
277
89
CRS
CapitaLand Residential Singapore
CCH
CapitaLand China Holdings(1)
CCL
CapitaLand Commercial (2)
CRTL
CapitaLand Retail
Ascott (3)
CFL
CapitaLand Financial
Others
Includes Australand

(1) Excludes Retail and Serviced Residences in China
(2) Includes residential projects in Vietnam, Malaysia, India, Kazakhstan and Thailand
(3) Includes all holdings in ART

EBIT Contribution by SBU

Balanced Performance


Others (4)
CapitaLand Residential Singapore
CapitaLand Financial
Ascott (3)
3%
7%
8%
4%
CapitaLand Retail
19%
CapitaLand China Holdings (1)
34%
25%
CapitaLand Commercial (2)

(1) Excludes Retail and Serviced Residences in China
(2) Includes residential projects in Vietnam, Malaysia, India, Kazakhstan and Thailand
(3) Includes all holdings in ART
(4) Includes Corporate, Australand and others

1H 2008 - Assets by SBUs & Geography

Balanced Portfolio

1H 2008	S'pore	Overseas
ASSETS #	35%	65%
EBIT	46%	54%

SBU
S$27.1 billion



CapitaLand Residential S'pore $1.9B, 7%
CapitaLand China Holdings $4.5B, 17%
CapitaLand Commercial $4.0B, 15%
CapitaLand Retail $5.0B, 18%
Ascott $3.4B, 13%
CapitaLand Financial $0.3B, 1%
Others^ $8.0B, 29%

Geography
S$25.0 billion #



Europe $1.3B, 5%
China* $7.4B, 30%
Singapore $8.8B, 35%
Australia & NZ $5.4B, 21%
Asia/GCC** $2.1B, 9%

^ Includes Corporate Office, Australand and others ** China including Macau & Hong Kong* *** Excludes Singapore & China*
 # Excluding cash held at Singapore Treasury

Highlights



CapitaLand

CapitaLand Residential Singapore

Achieved S$4b sales over 2006 / 2007

S$ million	1H2007	1H2008	Change
EBIT	133.4	99.9	-25.1%

- Earnings underpinned by progressive recognition of S$4b sales in 2006/2007
- Yet to recognize revenue from The Seafront on Meyer and The Orchard Residences
- No unsold completed stock
- Fully redeemed RMBS for Citylights and Varsity Park Condominium



The Seafront on Meyer



RiverGate



The Orchard Residences

CapitaLand Residential Singapore

Farrer Court Secured S$1.996 billion Financing

- Largest syndicated residential property development loan in Singapore
- CapitaLand-led consortium to build a 36-storey condo project with ~1,500 homes
  - — 838,488 sqft site with gross plot ratio of 2.8
- Excellent location with MRT at doorstep
- Design by world renowned Pritzker Architecture Prize winner, Zaha Hadid





CapitaLand China Holdings

Strong Performance

S$ million	1H2007	1H2008	Change
EBIT	205.8	439.0*	113.3%

- Market fundamentals remain strong driven by:
  - Urbanization, demographics, strong economic growth and rising income
- Sold ~ 600 homes mainly in Tier 2 cities
  - No direct impact from Chengdu earthquake disaster
- Successfully listed associate Central China Real Estate on Hong Kong Stock Exchange (raised HK$1.3b)



Summit Residences, Ningbo

* Include fair value gain from the revaluation of Raffles City Shanghai

CapitaLand China Holdings



Launches in 1H 2008 ~ 600 units
Strong take-up
The Pines
Forest Peninsular
Green Garden
Luff Egret
Zhengzhou
Beijing
Shanghai
Chengdu
I-World Hangzhou
Summit Res Ningbo

CapitaLand Commercial

Capital Recycling

Realized value of stabilized commercial assets

- Divested 50% stake in Hitachi Tower (c. S$2,900 psf NLA or S$811m)
- Divested 1 George Street to CCT (c. S$2,600 psf NLA or S$1.165b)
  - Continued ownership of building through sponsor stake in CCT
  - CCT's AUM enlarged to S$7b (largest commercial S-REIT)


1 George Street, Singapore


Hitachi Tower, Singapore

CapitaLand Presentation *Aug 2008*

CapitaLand

CapitaLand Commercial

Expanding in Growth Markets

- **India Expansion**
  - Orchard Residency: 590 unit residential project in Mumbai with Runwal Group
  - IT Park & Grade A office building: Partnership with Arcapita to develop 2.9m sqft of space in Mumbai

- **Growing footprint in Vietnam**
  - 5 residential projects
  - Total pipeline of 4,200 homes
  - Started construction of The Vista
  - Seek opportunities to grow the portfolio


Navi Mumbai
Navi Mumbai
Mumbai
MTHL
Subject Property


Ho Chi Minh City
2 Sites in District 9
The Vista District 2
Site at District 2
District 1
Site at District 7

CapitaLand Retail

Extensive Retail Footprint in Asia



China
India
Japan
Malaysia
Singapore
Ha'erbin
Huhehaote
Shenyang
Beijing
Tianjin
Dalian
Lanzhou
Xi'an
Anyang
Laiwu, Rizhao,
Weifang, Zibo, Tai'an
Xinxiang
Zhengzhou
Yangzhou
Hefei
Mianyang
Chengdu
Deyang
Ma'an'shan
Kunshan
Wuhu
Shanghai
Yibin
Chongqing
Wuhan
Nanchang
Yiyang
Zhuzhou
Changsha
Hengyang
Huizhou
Quanzhou
Zhangzhou
Zhaoqing
Guangzhou
Maoming
Zhanjiang
Foshan, Shenzhen, Jiangmen
Dongguan
Hokkaido
Kobe
Tokyo
Osaka
Amritsar
Jalandhar
Khanna
Jaipur
Gwalior
Udaipur
Veranasi
Nagpur
Hyderabad
Bangalore
Mangalore
Chennai
Mysore
Cochin
Penang
Selangor
Kuala Lumpur

Portfolio of more than 115[1] retail malls measuring over 56 million square feet	
Countries	No. of Malls
Singapore	18
China	> 72[1]
Japan	7
India	15
Malaysia	3
Total	> 115

1. Includes 18 malls under Memorandum of Understandings signed with a few Chinese parties in various provinces/cities in China (CapitaLand Press Release dated 15 January 2007)

CapitaLand

CapitaLand Retail

Closed 2 New Funds: Platform for Growth

- **CapitaRetail India Development Fund : S$880m**
  - Platform for the development of 15 malls valued at S$2.12b
- **CapitaRetail China Development Fund II : S$900m**
  - 3rd China retail fund


FORUM VALUE

Forum Value Mall, Bangalore | Jiangbin Mall, Quanzhou | Danshui Mall, Huizhou

CapitaLand Retail

Acquired 3 seed assets for proposed Malaysian Retail REIT

Total asset size ~ RM2 billion (S$840 million)

- **Gurney Plaza, Penang**
  - Total consideration : RM793.0m (S$346.8m)
  - NLA 700,000 sq ft
- **MINES Shopping Fair, Selangor**
  - Total consideration : RM450.2m (S$196.9m)
  - NLA 650,000 sq ft
- **Sungei Wang Plaza, Kuala Lumpur**
  - Property purchase price of RM595m (S$250m)
  - 61.9% stake of 510,418 sq ft


Gurney Plaza, Penang


MINES Shopping Fair, Selangor


Sungei Wang Plaza, Kuala Lumpur

CapitaLand Presentation *Aug 2008*

CapitaLand

CapitaLand Retail

Acquisition by CMT

CapitaMall Trust acquired The Atrium@Orchard for S$839.8 million

- Integrate with Plaza Singapura
  - create one of the largest integrated development along Orchard Road, >850,000 sq ft net lettable space
- Combined frontage of ~170m along prime Orchard Road
- Add 156,035 sq ft of retail NLA post asset enhancement
- Total assets of S$7.2b on track to reach S$9.0b by 2010



CapitaLand Presentation *Aug 2008*

CapitaLand

CapitaLand Retail

Acquisition by CRCT

CapitaRetail China Trust acquired Xizhimen Mall, Beijing for S$341.0m

- Iconic 73,857sqm integrated mixed-use development
- Located at Xizhimen transportation hub with 2.7 million commuters a week
- 8 assets with total asset size of S$1.2b





Ascott

Successful Privatisation of Ascott

- CapitaLand completed compulsory acquisition of Ascott on 28 April 2008
- Continue with strategy to acquire, incubate and reconstitute portfolio of over 160 properties to unlock value
- Leverage on 3 brands to maximize yield



Ascott

Active Assets Reconstitution

Assets Monetized	
Portofino, Singapore	3rd Party buyer
Ipjora Land & Wisma Matex*, Malaysia	3rd Party buyer
Ascott Mayfair #, UK	3rd Party buyer
Somerset Garden City Shenzhen, China	Ascott China Fund

Investment Commitment	
Australia	Citadines Melbourne on Bourke
India	Citadines Ahmedabad Parimal Garden
United Kingdom	Citadines London Holborn–Covent Garden
Japan	Fukuoka Island City

Monetized S$138 million of Portfolio

* Non-core assets
\# Deferred gains



Ascott

New Management Contracts Secured

4 Properties in 4 Countries		
Australia	Somerset St Georges Terrace, Perth	84
China	Ascott Shenzhen Maillen	213
Indonesia	Somerset Kuningan, Jakarta	153
Malaysia	Marc Service Suites, KL	46

Total units increased to 22,115







Ascott

New Properties Opened

7 Properties in 6 Countries		
Australia	Somerset St Georges Terrace	84
China	Ascott Guangzhou	208
	Somerset Emerald City Suzhou	223
Malaysia	Marc Service Suites, KL	46
Qatar	Somerset West Bay, Doha	200
Thailand	Citadines Bangkok Sukhumvit 8	130
Vietnam	Somerset Hoa Binh, Hanoi	206
Total Units		**1,097**



CapitaLand Financial

AUM up S$2b to S$21.1b since 1Q'08

5 REITS & 15 Private Equity Funds

On track to achieve AUM of S$25b in 3-5 years



30
25
20
15
10
5
0
S$Billion
3.1
6.0
8.5
14.3
17.7
21.1*
2003
2004
2005
2006
2007
1H2008
Private Funds
REITS

*AUM as at 30 June 2008. Does not include CMT's acquisition of The Atrium@Orchard, CCT's acquisition of 1 George Street, CITIC CapitaLand Business Park Fund and Raffles City China Fund

CapitaLand Financial

Strong Operating Performances of sponsored REITS

REITS	1H07 DPU Cents	1H08 DPU Cents	DPU Growth %
CCT	4.23	5.19	⬆ 23
CMT	6.12	7.00	⬆ 14
CRCT	2.62[1]	2.86[2]	⬆ 9
ART	3.60	4.52	⬆ 26
QCT	3.06 sens	3.55 sens	⬆ 16
Total	17.9	21.1	⬆ 18

CapitaCommercial Trust | CapitaMall Trust | CapitaRetail China Trust | ASCOTT | QuillCapita Trust

Note : Taking into account the acquisition of Xizhimen Mall, Beijing by CapitaRetail China Trust on 5 February 2008.

1. For the period from 5 February 2007 to 30 June 2007
2. For the period from 5 February 2008 to 30 June 2008 (assuming S$0.9million is not retained in 2Q08)

CapitaLand Financial

Successful Closing of Raffles City China Fund

- CapitaLand's first integrated development private equity fund in China
  - — Invest in prime mixed-use commercial properties in key gateway cities
- Committed capital of US$1 billion, likely to upsize to US$1.3 billion
- Largest fund originated and managed by CapitaLand
- 4 seed assets:


Raffles City Shanghai


Raffles City Beijing


Raffles City Chengdu


Raffles City Hangzhou

CapitaLand Financial

Successfully Closed 3rd China Residential Fund

CapitaLand China Development Fund II (CCDF-II): US$237m

- Tap on high net worth individual investors
- Co-invest with CapitaLand in residential development projects
- To increase residential pipeline in China
- First project : CapitaLand's Changping Xiangxili Project in Beijing

Expanding Presence



Beijing
Bohai Economic Rim
Central China
Zhengzhou
Yangtze River Delta
Shanghai
South Western China
Chengdu
Guangzhou
Pearl River Delta

CapitaLand Financial

1st RMB-denominated Real Estate Private Equity Fund

- **CITIC CapitaLand Business Park Fund (CCBPF): RMB500m**
  - Pioneer fund to tap on domestic liquidity
  - Seed asset: CapitaLand's IBM China Centre, Beijing





GCC

Raffles City Bahrain: Overwhelming Response

Raffles City Bahrain received overwhelming buyer interest

- 80% of residential units released in Tower 2 private sales were booked
- Sale prices 30% above other high-quality residential apartments
- Tapping on increasing demand for premium quality properties in the GCC





AUSTRALAND

- 1H 2008 operating profit up 6% to A$68m
  - Strong growth from Commercial & Industrial
  - Robust underlying Investment Property income
  - Residential earnings steady despite challenging conditions
- 1-for-1 rights issue to raise up to A$557m
  - CapitaLand committed to take up its full entitlement of A$302m



Rhodes Corporate Park, NSW

Group Performance	June 2007	June 2008
Operating Profit	A$64m	A$68m
Unrealized gains / (losses)	A$56m	A$(7)m
Profit	A$120m	A$61m
Write-down of residential inventories		A$(35)m
Reported Statutory Profit	A$120m	A$26m

Olivier Lim
Group Chief Financial Officer



Group Financials

CapitaLand

1H 2008 Results

(S$ million)	1H 2007	1H 2008	Change
Revenue	1,572.6	**1,451.4**	**-7.7%**
EBIT	2,044.2	**1,286.6**	**-37.1%**
PATMI	1,520.7 **	**762.7***	**-49.8%**
EPS (cents)	54.4	**27.1**	**-50.2%**
NTA (S$)	3.11	**3.47**	**11.6%**

*Includes unrealised fair value gains of S$417.4m

**Includes unrealised fair value gains of S$647.4m and realised FV gains of S$443.1m in respect of 8 Shenton Way and Raffles Hospital

Excluding Revaluations

S$ million	1H 2007	1H 2008	Change
PATMI	1,520.7**	762.7*	-49.8%
PATMI Ex. Reval	430.2	345.3	-19.7%

*Includes unrealised fair value gains of S$417.4m

**Includes unrealised fair value gains of S$647.4m and realised FV gains of S$443.1m in respect of 8 Shenton Way and Raffles Hospital

EBIT by SBUs

(S$ million)	1H 2007	1H 2008	Change
CRS	133.4	**99.9**	**-25.1%**
CCH	205.8	**439.0**	**113.3%**
CCL	1,068.0	**318.4**	**-70.2%**
CRTL	144.2	**240.7**	**66.9%**
Ascott (1)	170.5	**57.4**	**-66.3%**
CFL	45.4	**42.5**	**-6.4%**
Others(2)	276.9	**88.8**	**-67.9%**

1. Inclusive of both The Ascott Group and Ascott Residence Trust
2. Inclusive of Australand

EBIT by Geography

(S$ million)	1H 2007	1H 2008	Change
Singapore	1,414.0	590.8	-58.2%
China*	349.4	533.3	52.6%
Asia / GCC**	27.8	49.6	78.4%
Australia & NZ	197.0	77.7	-60.6%
Europe	55.2	34.6	-37.4%
Others	0.7	0.6	-5.8%

* *China including Macau & Hong Kong*
** *Excludes Singapore & China*

Capital Management

	1H 2007	1H 2008	Change
Equity (S$ billion)	10.7	**12.0**	**Increased**
Net Debt (S$ billion)	4.6	**8.2**	**Increased**
Net Debt / Equity	0.43	**0.68**	**Increased**
% Fixed Rate Debt	78%	**76%**	**Decreased**
Avg Debt Maturity (Yr)	4.25	**4.35**	**Increased**

Debt Coverage

	1H 2007	1H 2008	Change
Finance Cost	S$188.3m	S$270.5m	43.7%
Interest Cover Ratio*	10.4x	3.2x	Decreased
Interest Service Ratio	4.1x	5.6x	Improved

* Excludes unrealised revaluation gains

$$ICR = \frac{EBITDA}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

..- 4007

Diverse Access to Funding

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil

CapitaMall Trust	
Medium Term Notes	S$150 mil
Convertible Bond	S$650 mil

CapitaCommercial Trust	
Convertible Bond	S$370 mil
2-Yr Committed Secured Loan	S$650 mil
Medium Term Notes	S$250 mil

CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

Raised
S$5 billion
YTD

Going Forward



CapitaLand

CapitaLand Residential Singapore

Target launches in the next 12 months

- **2H 2008**:Projects slated for launch are:

Target to launch	Location	Units
Latitude	River Valley	127
Urban Resort	Orchard Road	70 (estimated)
The Wharf Residence	River Valley	186



Residential development at Farrer Road

- **1H 2009**: Residential development on the former Farrer Court site

CapitaLand China Holdings

On track to launch ~1,600 units in 2008*



Some projects slated for launch in 2H 2008
La Capitale, Beijing
Beijing
Ningbo Plot 4
The Loft, Chengdu
Chengdu
Shanghai
Guangzhou
The Riviera, Foshan
Beau Residences, Foshan

*not inclusive of Central China Real Estate

CapitaLand

CapitaLand Commercial

Positive Rental Stream

Upside potential from under rented portfolio

- Expiring leases over next 2 years below micro-market rents eg.
  - 6 Battery Road
  - Capital Tower
  - One George Street



6 Battery Road
Micro-Market Rent: S$17.80 psf pm
60%
40%
20%
0%
$20.00
$16.00
$12.00
$8.00
$4.00
$-
$8.43
$7.63
$11.95
2%
14%
16%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



One George Street
Micro-Market Rent : S$18.00 - S$20.00 psf pm(2)
60.0%
40.0%
20.0%
0.0%
-20.0%
$20.00
$16.00
$12.00
$8.00
$4.00
18.6%
32.0%
30.2%
$5.56
$6.60
$5.88
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



Capital Tower
Micro-Market Rent: S$11.20 psf pm
80%
60%
40%
20%
0%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.14
$4.80
$5.55
4%
9%
45%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Notes:
1. Lease expiry by gross rental income as at 30 Jun 2008
2. Estimated average micro-market rent as at 31 May 2008. (Source: CBRE)

CapitaLand Commercial

Singapore Office Space Undersupplied



Compared to Global Financial Centres, Singapore's Grade A Office appears Under-Supplied
Sq ft (mil)
229
160
121
81
50
39
23
9
Manhattan, NY (Grade A)
Midtown NY (Grade A)
London W. End (total)
London City (total)
Sydney
Tokyo Central (3-Kus)
Hong Kong (Central)
Singapore (Raffles Place)

Source: UBS Global Real Estate Report dated 20 May 2008

CapitaLand Commercial

Growth Markets Strategy


PAKISTAN
NEW DELHI
INDIA
PUTTAPARTHI

Vietnam and India

- **Near term challenges**
  - High inflation
  - Credit crunch
- **Long term fundamentals sound**
  - Robust economic growth
  - Favorable demographics
  - High urbanization rate

Strategy

To take advantage of current market and selectively seek good investment


CHINA
VIETNAM
LAOS
THAILAND
CAMBODIA

CapitaLand Retail

On Track Going Forward

- **Singapore**
  - — ION Orchard on track to open in Spring 2009
    - >50% committed leases
    - >60% comprising new-to-market brands, concept stores and flagships
  - — Civic/Cultural & Retail/Entertainment Hub at Vista Exchange, one-north to commence construction in 4th Quarter 2008
- **China**
  - — 7 malls to open by end 2008, totaling 32 operational malls
- **India**
  - — First 2 malls expected to open by 2Q-4Q 2009
    - Forum Value Mall, Bangalore (JV with Prestige)
    - The Celebration Mall, Udaipur (JV with AIPL)


ION
ION Orchard, Singapore


Saihan Mall, Huhehaote, China


FORUM VALUE MALL
Forum Value Mall, Bangalore, India

GCC

Satisfying Pent-up Demand

Capitala: 49/51 JV with Mubadala in Abu Dhabi

- "Arzanah", maiden flagship integrated mixed-use project
  - — Estimated 9,000 residential homes
- Phase 1A (850 units) cost ~ US$700 million
  - — 35% piling completed
  - — expected private sale ~ last quarter 2008
- Shortage of 74,000 residential units in Abu Dhabi (~2 yrs of pent-up demand)


Arzanah, Abu Dhabi


Arzanah Phase 1A

Ascott

Properties Opening in Next 12 Months

10 Properties in 6 Countries		
Singapore	Ascott Raffles Place	146
	Citadines Mt. Sophia	154
China	Somerset Youyi, Tianjin	250
India	Somerset Greenways, Chennai	210
Japan	Citadines Shinjuku, Tokyo	160
Thailand, Bangkok	Somerset Amar Garden	144
	Somerset Thonglor	262
	Citadines Sukhumvit 23	138
	Citadines Sukhumvit 11	127
Georgia	Citadines Tbilisi Freedom Square	65
Total Units		**1,656**

To meet strong demand in key markets of China, India, Singapore and Thailand

CapitaLand Financial

Private Equity Funds – Capacity to Grow



S$Billion
17.7
21.1*
2007
1H2008
Private Funds
REITS
S$Billion
S$12 billion
S$6 billion
S$5 billion
Committed Capital
Assets Under Management
Balance Investible

*AUM as at 30 June 2008. Does not include CMT's acquisition of The Atrium@Orchard, CCT's acquisition of 1 George Street, CITIC CapitaLand Business Park Fund and Raffles City China Fund

CapitaLand Financial

Leading Real Estate Fund Manager in Asia


GCC (1)
• Raffles City Bahrain Fund
Pan-Asian (3)
•Ascott Residence Trust (ART)
•IP Property Fund
•CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
Singapore (2)
• CMT
• CCT
China (10)
- created 3 new funds
• CITIC CapitaLand Business Park Fund
• Raffles City China Fund
• CapitaLand China Development Fund II
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

AUSTRALAND

- Australand is a core business unit
  - CapitaLand is confident of the management and businesses of Australand and committed to take up its full pro-rata entitlement
- Recapitalization of the Group :
  - Pre-emptive measures to strengthen balance sheet
  - Provides certainty and financial flexibility
  - Provides ability to fund strategic measured growth opportunities including Asia



Axxess Business Park, VIC



East Central, Botany, NSW

Summary



Industry Challenges / CapitaLand's Opportunities

- **Global Credit Crunch persists**
  - —Yield spreads increased
  - —Rising cost of funds
  - —Flight to quality by lenders
- **Global economic growth slowing**
  - —USA and Europe stagnating
  - —High Inflation affecting developing countries
- **Weak market sentiment**
  - —Fundamentals of Asian economies relatively stronger
  - —But consumer confidence dampened
  - —Timing of recovery unclear

Today's Reality vs Tomorrow's Opportunities

- **Complete real estate value chain**
  - —Diversified and stable income base
  - —Multi geography and multi sector presence
  - —Stable income from sponsored REITs and fund management fees
- **Strong financials = Diverse access to funds**
  - —Good access to funding
  - —Strong liquidity: cash reserves of S$3.4b & D/E of 0.68x
  - —Positioned to invest for growth as opportunities arises
- **Management bench strength**
  - —Proven track record of execution and delivery

Much Stronger Company Than Before

2000		1H2008
S$364m	EBIT (1st Half Results)	S$1,287m
23% (S$173m)	Overseas EBIT Contribution	54% (S$696m)
33	No. of Cities	113
1	Listed REITS & RE Funds	20
S$265m	AUM	S$21.1b
7	No. of Retail Malls	115
6,000	Units of Serviced Residences	21,000
1.5%	ROE	15.0%
S$879m	Cash	S$3.4b
0.92x	D/E	0.68x
1.8	ICR	3.2

Complete Real Estate Value Chain

Strong Development Profits + Stable Fee Income


Development Profits
Investor
Fund Manager
Developer
DPU
Fund Mgmt / Acquisition Fee
Project Mgmt Fee
Financial Advisor
Advisory Fee
Asset Mgmt Fee
Manager
Property Mgmt Fee
Operator

CapitaLand

Opportunity to Grow Real Estate Franchise

Extend Market Leadership

- LARGEST Real Estate Company In South-East Asia
- LEADING Foreign Real Estate Developer In China
- LARGEST Retail Mall Owner/ Manager In Asia
- LARGEST International Serviced Residence Owner-Operator
- LEADING Asia-Based RE Fund & REIT Manager

Enlarge Geographical Footprint

More Than 110 Cities in Over 20 Countries

Leverage on Winning Competencies

Complete Real Estate Value Chain

Seize Opportunities

Asian Growth | Strategic Partnerships | Distressed Assets

Thank You



CapitaLand Presentation *Aug 2008*

Questions



CapitaLand

Supplementary Slides



THE ASCOTT GROUP
A Member of CapitaLand



Group Revenue
S$m
240
220
200
180
160
140
120
100
80
60
40
20
0
19%
16.6
19.7
11.7
10.6
83%
14.4
26.3
19.9
17.3
100%
0.3
0.6
13%
130.7
147.5
8.6
5.8
13%
202.2
227.8
Singapore
SE Asia
N Asia
Aust/NZ
GCC
Europe
Retail & Others
Total
1H 2007
1H 2008

CapitaLand



Group Operating EBITDA
S$m
86
80
74
68
62
56
50
44
38
32
26
20
14
8
2
-4
24%
15.6
19.4
11%
7.2
8.0
87%
3.8
7.1
0.5
-0.1
-0.8
-1.0
13%
42.1
47.5
3%
3.9
4.0
17%
72.3
84.9
Singapore *
SE Asia
N Asia
Aust/NZ
GCC/India
Europe
Retail & Others
Total
1H 2007
1H 2008

** Includes share of ART's result but excludes corporate cost and FX gain/(loss)*

System-wide RevPAU Growth



S$
250
200
150
100
50
0
20%
17%
4%
6%
2%
191
229
84
98
104
89
164
171
125
95
156
165
125
127
Singapore
SE Asia
North Asia
Australia/ NZ
GCC
Europe
Total
1H 2007
1H 2008

* System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at June 08 average rates

Singapore Residential

Stages of Income Recognition

Projects	Units	Sold	Completed
Varsity Park Condominium	530	100%	100%
RiverGate	545	99%	79%
RiverEdge	135	100%	100%
Scotts HighPark	73	100%	56%
The Metropolitan	382	100%	42%
The Seafront on Meyer	327	88%	15%
The Orchard Residences	175	77%	5%

China Residential

Stages of Income Recognition

Projects	Units Launched	Sold	Completed
Shanghai			
Oasis Riviera IV	444*	99%	100%
Westwood Green (East Zone)	135	76%	72%
Hangzhou			
I-World	580	71%	41%
Ningbo			
Summit Residences	174	99%	77%
Chengdu			
Luff Egret (Lu Hu Gong^)	379	70%	56%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

Balanced Exposure

Balanced residential exposure across regions



Others
GFA 0.26m
4%
Shanghai
(Yangtze River Delta)
GFA 1.57m
23%
Beijing
(Bohai Economic Rim)
GFA 0.90m
13%
Guangzhou
(Pearl River Delta)
GFA 0.77m
11%
Chengdu
(South West China)
GFA 1.25m
18%
Henan
(Central China)
GFA 2.18m

* Effective stake in JV partners: CL Zhixin (50%), Central China Real Estate (27.1%), Lai Fung Holdings (20%)

Revenue by SBU

S$ Million	1H 2007	1H 2008	Better/(Worse) Variance	Comments
Total Revenue	**1,572.6**	**1,451.4**	-7.7%	
CapitaLand Residential Singapore	328.6	216.0	-34.3%	Mainly due to completion of Citylights and Varsity Park in December 2007 and February 2008 respectively.
CapitaLand China Holdings	399.9	204.0	-49.0%	Mainly due to re-scheduling of launches for some projects.
CapitaLand Commercial	58.1	104.5	79.9%	Due to the consolidation of revenue of 1 George Street which became a subsidiary in September 2007 and the progressive revenue recognised for Wilkie Edge.
CapitaLand Retail	50.7	81.7	61.1%	Mainly contributed by the shopping malls in China and Malaysia. Property management fees from the China malls benefited from more operational malls in 2008.
The Ascott Group**	226.4	225.9	-0.2%	Mainly due to the deconsolidation of ART but mitigated by the increased revenue from the Group's serviced residence operations in Europe, North Asia and Singapore.
CapitaLand Financial	55.1	72.9	32.3%	Higher management fees from enlarged AUM and higher acquisition fees.
Others*	453.9	546.3	20.4%	Higher revenue from the Australia operations.

** Includes Corporate Office, Australand and others. ** Includes ART*

EBIT by SBU

S$' Million	1H 2007	1H 2008	Better/(Worse) Variance	Comments
Total EBIT	**2,044.2**	**1,286.6**	-37.1%	
CapitaLand Residential Singapore	133.4	99.9	-25.1%	Mainly due to the lower revenue and absence of write back of previous provisions.
CapitaLand China Holdings	205.8	439.0	113.3%	Aided by fair value gain from the revaluation of Raffles City Shanghai and better operating performance of the commercial properties.
CapitaLand Commercial	1,068.0	318.4	-70.2%	Due to lower fair value gains but partially offset by higher divestment gain from the sale of Hitachi Tower in 1Q 2008.
CapitaLand Retail	144.2	240.7	66.9%	Partly due to recognition of deferred gain upon transfer of title of WangJing mall to CRCT and divestment gain of Xizhimen and higher fair value gains.
The Ascott Group**	170.5	57.4	-66.3%	Due to the deconsolidation of ART but partly mitigated by better performance from the operations. 1H 2007 included a gain from the divestment of Master Golf and Country Club.
CapitaLand Financial	45.4	42.5	-6.4%	Mainly due to impairment loss made on an investment and lower share of profits from associates.
Others *	276.9	88.8	-67.9%	Mainly due to provision and lower fair value gains from the investment properties held in Australia.

** Includes Corporate Office, Australand and others. ** Includes ART*

EBIT by SBUs (excluding revaluations)

(S$ million)	1H 2007	1H 2008	Change
CRS	133.4	**99.8**	**-25.2%**
CCH	171.3	**135.9**	**-20.7%**
CCL	570.9	**153.0**	**-73.2%**
CRTL	44.7	**114.6**	**156.4%**
Ascott (1)	169.9	**57.4**	**-66.2%**
CFL	45.4	**42.5**	**-6.4%**
Others(2)	204.8	**86.9**	**-57.6%**

1. Inclusive of both The Ascott Group and Ascott Residence Trust
2. Inclusive of Australand

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	05-Aug-2008 18:12:43
Announcement No.	00109

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Payment of management fee by way of issue of units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CMT.PymtMgtFees.5Aug08.pdf Total size = **71K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that 1,094,614 units in CMT ("**Units**") have been issued at an issue price of S$2.9976 per Unit to the Company today.

686,270 Units have been issued at an issue price of S$2.9976 per Unit to the Company as payment of the Performance Component of the Management Fee for the period from 1 April 2008 to 30 June 2008 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction.

408,344 Units have been issued to the Company as full payment of its Management Fee for the period from 1 April 2008 to 30 June 2008 (both dates inclusive) in relation to CMT's 40.0% interest in Raffles City through RCS Trust. These Units were issued at an issue price of S$2.9976 per unit.

This manner of payment of the Management Fee in Units was disclosed in (i) the CMT offering circular dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building, (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura, and (iv) the CMT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaCommercial Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 11,585,420 Units and the total number of Units in issue is 1,665,393,725.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
5 August 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	05-Aug-2008 18:14:31
Announcement No.	00111

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Payment of management fee by way of issue of units in CapitaCommercial Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.PymtMgtFees.5Aug08.pdf Total size = **18K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), wishes to announce that a total of 938,075 units in CCT ("**Units**") have been issued at an issue price of S$1.9753 per Unit to the Company today.

929,519 Units were issued as full payment of its Management Fee for the period from 1 April 2008 to 30 June 2008 (both dates inclusive) in relation to CCT's 60% interest in Raffles City through RCS Trust. The payment of the Management Fee and the manner of making such payment was disclosed in the CCT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaMall Trust through RCS Trust.

8,556 Units were issued as full payment of its Management Fee for the period from 1 April 2008 to 30 June 2008 (both dates inclusive) in relation to Wilkie Edge. The payment of the Management Fee and the manner of making such payment have been disclosed in the CCT circular dated 5 November 2007 issued in connection with the acquisition of Wilkie Edge.

With the above-mentioned issue of Units, the Company holds an aggregate of 11,994,976 Units and the total number of Units in issue is 1,387,234,653.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
5 August 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Company, as manager of CCT, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Aug-2008 12:37:28
Announcement No.	00025

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - "Singapore adds another National Heritage Icon"
Description	The attached news release issued by CapitaLand Limited on the above matter is for information.
Attachments	Ascott.newsrelease.6Aug2008.pdf Total size = **219K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.theascottgroup.com

For Immediate Release

News Release

SINGAPORE ADDS ANOTHER NATIONAL HERITAGE ICON

Ascott transforms 1950s heritage building into premium serviced residence with modern comforts

Singapore, 6 August 2008 – The Ascott Group (Ascott) has transformed a national heritage building and Southeast Asia's tallest tower in the 1950s into a premium serviced residence in Singapore. The former Asia Insurance Building (AIB) is now the Ascott Singapore Raffles Place after a S$60-million conservation and restoration effort.

Today, the architectural icon stands as a private sanctuary in a class of its own. It provides global travellers the comforts of a home right at the heart of the Marina Bay waterfront business and lifestyle hub.

AIB was the first modern highrise office building designed and constructed in Singapore after World War II. It symbolised Singapore's development as an important financial hub, and is one of the few remaining highrise buildings from the 1950s. In April 2007, the 52 year-old landmark was gazetted as a conservation building by the Urban Redevelopment Authority. The building represents a legacy of the country's history through Ascott's careful conservation and restoration.

AIB was designed in 1955 by Dr Ng Keng Siang, the first Singaporean member of the Royal Institute of British Architects. Dr Ng was a prominent British-trained local architect who demonstrated a quantum leap in the architectural field by successfully marrying the tenets of the modern movement with local influences.

The Right Honourable Malcolm Macdonald, P.C., then Commissioner General for the United Kingdom in Southeast Asia (1948 to 1955) said: "The building was a most distinguished landmark, seen from miles in every direction… in one of the world's greatest commercial centres." This statement was made on 19 June 1953 as he put the finishing touches to a plaque that is still displayed at the building's exterior more than half a century later.

Mr Shriniwas Rai, lawyer and former nominated Member of Parliament who worked in his law office in Asia Insurance Building for 35 years, was 10 when he first saw the building. He was arriving in Singapore with his family from India by ship. Mr Rai said: "Asia Insurance Building was an attraction as many parents brought their children there for a view of the

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

tallest building in Southeast Asia. It was 'the' premium office building at the time; space in the tower was S$1 per square feet, five times more than the 20 cents per square feet cost at other buildings. I have fond memories of my time there; to me it is one of the few buildings which can be truly considered Singapore's national architecture heritage. I am glad that the building is being preserved and with added glamour as the new Ascott Raffles Place."

Mr Lim Chin Beng, Ascott's Chairman said: "Asia Insurance Building has a special place in Singapore's history as Southeast Asia's tallest tower in the 1950s. Over the last two years, we have given a lot of care to conserve this gem and bring it back to its former glory. We looked into every detail to keep as much of its heritage as possible. It is a landmark with a unique 50s Art Deco architecture that is befitting of Ascott's flagship in Singapore."

Ms Jennie Chua, Ascott's President & CEO said: "By conserving this precious heritage building and giving the architectural icon a new lease of life as Ascott Raffles Place, we provide global travellers a unique and special experience. It offers a timeless remembrance of Singapore's heritage with modern comforts of international standards right at the heart of Singapore's business district and lifestyle hub. At our hallmark property, residents will enjoy hospitality that is signature across Ascott's properties in over 50 cities worldwide."

Unique Heritage

Residents will find an original James Cutler designed brass mail chute which has been conserved for use at the serviced residence. James Cutler was an American designer and architect who invented the mail chute in the 1880s where mail could be dropped from a high point and collected at a central depository. His mail chute was patented in 1883.

Ascott also retained more than 300 brass window frames and replaced over 1,000 glass panels to insulate against the sun and the bustle of the city traffic. 20,000 pieces of original premium Travertine marble cladding were hand secured.

In addition, Ascott conserved the five-footway, made of Nero Portaro Italian marble, around the perimeter of the building, and two Nero Portaro pillars at the front of the property, where two inlaid plaques were set in 1953 to commemorate the coronation of the Queen of England and in 1955 for the official opening of AIB.

Modern Comforts

Ascott Raffles Place has soft opened with 50 units, and the remaining will be progressively ready from now till the official opening this October. Ascott Raffles Place will then offer travellers 146 exquisite apartment units and an impressive range of facilities including meeting rooms, WiFi connectivity, an infinity pool, jacuzzis, a fully equipped gymnasium, a fitness studio, a lounge bar and a fine-dining restaurant by award-winning Julien Bompard.

Within easy access are a variety of restaurants, cafes, pubs, shopping outlets and the upcoming Marina Bay Sands integrated resort. The Raffles Place Mass Rapid Transit Station is just next to the property.

Ascott Raffles Place is one of The Ascott Group's seven serviced residences in Singapore, including Citadines Mount Sophia, which will open in 2009.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with more than 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as over 6,000 units which are under development, making a total of over 22,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 59 cities in 22 countries, 15 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include TravelWeekly (Asia) Industry Awards 2008 'Best Serviced Residence (Group)', DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence'.

About CapitaLand Group

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3401 HP: (65) 9743 9503 Email: joan.tan@the-ascott.com

Foo Siew Shyan, Assistant Manager, Corporate Communications
Tel: (65) 6500 3404 HP: (65) 9362 7652 Email: foo.siewshyan@the-ascott.com

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Aug-2008 12:34:30
Announcement No.	00046

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand - "Australand Entitlement Offer - Allotment and Issue of New Stapled Securities"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments	Australand.14Aug08.pdf Total size = **39K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ

14 August 2008

Australand Entitlement Offer
Allotment and Issue of New Stapled Securities

The allotment and issue of New Stapled Securities under the Institutional Entitlement Offer, Renounced Institutional Entitlement Bookbuild and the Initial Retail Offer will take place on 15 August 2008, as follows:

	No. of New Stapled Securities
New Stapled Securities under the Institutional Entitlement Offer and Renounced Institutional Entitlement Bookbuild	608,366,090
New Stapled Securities under the Initial Retail Offer	12,874,511
Total No. of New Stapled Securities to be Allotted and Issued	621,240,601

The Issued Capital of Australand following allotment of the above New Stapled Securities will be 1,548,978,788.

A further allotment and issue of New Stapled Securities under the Retail Entitlement Offer will take place on 9 September 2008 in respect of applications received prior to the Final Retail Close and following the Renounced Retail Entitlement Bookbuild.

For further information please contact:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITALAND CHINA HOLDINGS PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand China Holdings Pte Ltd ("CCH"), its indirect wholly-owned subsidiary, has increased its issued and paid-up share capital from S$727,198,663 to S$954,198,663 (the "Share Increase") by an allotment and issue of 227,000,000 ordinary shares to its sole shareholder, CapitaLand Residential Limited, a direct wholly-owned subsidiary of CapitaLand, for a cash consideration of S$227,000,000.

Following the Share Increase, CCH's issued and paid-up share capital is S$954,198,663 comprising 880,698,663 ordinary shares and 73,500 redeemable preference shares.

The above transaction is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
14 August 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF SUBSCRIPTION OF SHARES AND ASSIGNMENT OF LOAN

Further to its announcement made on 30 July 2008, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiary, Fine Day Pte. Ltd. ("Fine Day") has issued and allotted 79 ordinary shares to CapitaLand's indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd ("CCH"), and 20 ordinary shares to CapitaLand China Development Fund II Limited (the "Fund"), for a total cash consideration of S$99. The assignment of shareholder's loan of approximately S$19.66 million (representing 20% of the total amount of shareholder's loan owing by Fine Day to CCH) by CCH to the Fund has also been completed.

Following the aforesaid allotment and issuance of shares by Fine Day, CapitaLand's interest in Fine Day is reduced from 100% to 80%.

By Order of the Board

Low Sai Choy
Company Secretary
15 August 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Aug-2008 19:05:03
Announcement No.	00144

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Completion of acquisition of The Atrium@Orchard and use of proceeds of convertible bonds due 2013"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CMT.CompletionAcquisition.15Aug08.pdf Total size = **17K** (2048K size limit recommended)

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Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

COMPLETION OF ACQUISITION OF THE ATRIUM@ORCHARD AND USE OF PROCEEDS OF CONVERTIBLE BONDS DUE 2013

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), is pleased to announce that further to its announcement dated 22 May 2008 in connection with the entry into of the sale and purchase agreement for the acquisition of The Atrium@Orchard (the "**Acquisition**"), the Acquisition has been completed today.

The total acquisition cost of The Atrium@Orchard is approximately S$850.0 million, comprising:

(i) the purchase consideration of S$839.8 million; and

(ii) other fees and expenses (including acquisition fee and professional fee and expenses) of approximately S$10.2 million.

The Manager also wishes to announce that the Acquisition is funded by:

(i) the proceeds from the issuance of S$650.0 million convertible bonds due 2013 (the "**Convertible Bonds**") which is secured by The Atrium@Orchard; and

(ii) a portion of the proceeds from the issuance of notes pursuant to the S$1.0 billion medium term notes programme established by CMT through its subsidiary CMT MTN Pte. Ltd.

Pursuant to one of the conditions imposed by the in-principle approval granted by Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the listing and quotation of the Convertible Bonds, the Manager wishes to announce that the net proceeds of the Convertible Bonds have been fully disbursed towards the payment of the acquisition cost of The Atrium@Orchard.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
15 August 2008

Important Notice

The value of the units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION OF STAPLED SECURITIES IN AUSTRALAND[1] RIGHTS ISSUE

Further to its announcement dated 28 July 2008, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiaries, Ausprop Holdings Limited ("Ausprop") and Austvale Holdings Ltd ("Austvale"), have been allotted a total of 502,772,610 new stapled securities in Australand under the institutional entitlement offer of the non-underwritten 1 for 1 renounceable accelerated priority issue of stapled securities in Australand at the issue price of A$0.60 per new stapled security (the "ALZ Rights Issue"). The total subscription price of approximately A$302 million (approximately S$392 million) was paid in cash.

Following the aforesaid allotment, CapitaLand's interest in Australand has increased from approximately 54.2% to 64.9% (comprising a total of 1,005,545,220 stapled securities). The total number of issued stapled securities of Australand as of 15 August 2008 (including the new stapled securities issued under the institutional entitlement offer and the initial retail entitlement offer of the ALZ Rights Issue) was 1,548,978,788.

The final retail entitlement offer of the ALZ Rights Issue is expected to complete on 9 September 2008 upon which CapitaLand will then make the appropriate announcement on its final interest in Australand and the financial impact of the ALZ Rights Issue on the CapitaLand Group.

By Order of the Board

Low Sai Choy
Company Secretary
18 August 2008

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[1] Australand Property Group comprising Australand Holdings Limited (ABN 12 008 443 696), Australand Property Limited (ABN 90105 462 137; AFS Licence No. 231130) as the responsible entity of Australand Property Trust (ARSN 106 680 424), Australand Investments Limited (ABN 12 086 673 092; AFS Licence No. 228837) as the responsible entity of Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 413).

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	20-Aug-2008 17:45:55
Announcement No.	00092

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Issuance of S$85,000,000 3.85 per cent. fixed rate notes due 2010 pursuant to the S$1,000,000,000 multicurrency medium term note programme"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.MTN.20Aug08.pdf Total size = **30K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended, modified and supplemented))

ISSUANCE OF S$85,000,000 3.85 PER CENT. FIXED RATE NOTES DUE 2010 PURSUANT TO THE S$1,000,000,000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that CCT MTN Pte. Ltd. (the "**Issuer**"), a wholly-owned subsidiary of HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CCT) (the "**CCT Trustee**"), has issued S$85,000,000 3.85 Per Cent. Fixed Rate Notes due 2010 (the "**Notes**"). The Notes are issued under the S$1,000,000,000 Multicurrency Medium Term Note Programme (the "**Programme**") established by the Issuer on 20 November 2007. Standard Chartered Bank has been appointed as dealer of the Notes.

The Notes will mature on 20 August 2010 and will bear a fixed interest rate of 3.85 per cent. per annum payable semi-annually in arrears.

The Issuer will lend the proceeds of the issuance to the CCT Trustee, who will use the proceeds for funding the progress payment for Wilkie Edge and general working capital purposes.

After the issuance of the Notes, CCT's gearing will still be at a prudent level of 36.3% and the impact to CCT's average cost of debt is negligible.

Approval in-principle has been granted by the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing and quotation of the Notes on the SGX-ST. Admission to the Official List of the SGX-ST and quotation of the Notes on the SGX-ST is not to be taken as an indication of the merits of the Issuer, its subsidiaries, its associated companies, the Programme or the Notes.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
20 August 2008

Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	20-Aug-2008 17:47:42
Announcement No.	00093

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Payment of acquisition fee by way of issue of units in CapitaCommercial Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.PymtAcqtnFee.20Aug08.pdf Total size = **21K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

PAYMENT OF ACQUISITION FEE BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), wishes to announce that 6,123,199 units in CCT ("**Units**") have been issued at an issue price of S$1.9026 per Unit to the Company today. The issue price per Unit is the volume weighted average price for a Unit for all trades on the Singapore Exchange Securities Trading Limited in the ordinary course of trading for the period of ten business days preceding 11 July 2008.

These Units were issued as payment of the Acquisition Fee of S$11.65 million, being 1.0 per cent. of S$1,165.0 million, the purchase consideration for the acquisition of 1 George Street (the "**Acquisition**"). The Acquisition was completed on 11 July 2008.

The manner of payment of the Acquisition Fee was disclosed in the CCT circular dated 9 June 2008 in connection with the Acquisition.

With this issue of 6,123,199 Units as payment of the Acquisition Fee, the Company holds an aggregate of 18,118,175 Units and CCT's total number of Units in issue is 1,393,357,852.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
20 August 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Company, as manager of CCT, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INJECTION OF (I) RAFFLES CITY SHANGHAI, (II) RAFFLES CITY BEIJING, (III) RAFFLES CITY CHENGDU AND (IV) RAFFLES CITY HANGZHOU INTO RAFFLES CITY CHINA FUND LIMITED

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1. Introduction

Further to its announcement dated 16 July 2008 on the establishment of Raffles City China Fund Limited (the "Fund") which is an integrated development private equity fund in China, CapitaLand Limited ("CapitaLand") wishes to announce that it has, through its indirect wholly-owned subsidiaries, entered into four share purchase agreements (the "Agreements") with wholly-owned subsidiaries of the Fund. Pursuant to the Agreements, CapitaLand will sell to the Fund (the "Sale") its interests in the companies holding the four integrated developments in China, namely Raffles City Shanghai, Raffles City Beijing, Raffles City Chengdu and Raffles City Hangzhou. CapitaLand currently has a 50% indirect interest in the Fund. The Fund is managed by RCCF Management Pte. Ltd. ("RCCF Management"), an indirect wholly-owned subsidiary of CapitaLand.

2. The Transactions

Raffles City Shanghai

CapitaLand through its wholly-owned subsidiaries, CapitaLand China Holdings (Commercial) Pte Ltd and CapitaLand China Commercial Investment Limited (the "RCS Vendors") will sell their entire combined stake of 58.83% (comprising 588,252 ordinary shares) in Hua Qing Holdings Pte Ltd ("Hua Qing"). Hua Qing in turn holds a 95% stake in Shanghai Hua Qing Real Estate Development Co., Ltd ("Shanghai Hua Qing") which owns Raffles City Shanghai. CapitaLand therefore has an effective 55.88% interest in Raffles City Shanghai. The remaining 5% stake in Shanghai Hua Qing is held by a party unrelated to the CapitaLand Group. RCCF Shanghai Limited, a wholly-owned subsidiary of the Fund will acquire the RCS Vendors' entire combined stake in Hua Qing and take an assignment of the RCS Vendors' proportionate rights in respect of their shareholders' loans to Hua Qing. Hua Qing is a company incorporated in Singapore and its principal activity is that of investment holding.

Raffles City Shanghai is a completed mixed development comprising office and retail components located in Shanghai City.

Raffles City Beijing

CapitaLand through its indirect wholly-owned subsidiary, Heatley Pte. Ltd. ("Heatley") will sell its entire 80% stake (comprising 16 ordinary shares) in Floral Land Pte. Ltd ("Floral Land") and the remaining 20% stake in Floral Land will also be sold by CapitaLand China Residential Fund Ltd. ("CCRF"), a fund managed by CapitaLand (Heatley and CCRF are collectively referred to as the "RCB Vendors"). CapitaLand has an indirect 33.61% stake in CCRF, giving CapitaLand an additional interest of 6.72% in Floral Land through its stake in CCRF. Floral Land is the sole shareholder of Beijing Xinjie Real Estate Development Co., Ltd. which in turn owns Raffles City Beijing. RCCF Beijing Limited, a wholly-owned subsidiary of the Fund, will acquire the RCB Vendors' entire combined stake in Floral Land and take an assignment of the RCB Vendors' rights in respect of their shareholders' loans to Floral Land. Floral Land is a company incorporated in Singapore and its principal activity is that of investment holding.

Raffles City Beijing is currently under construction and it will be a mixed development comprising office, retail and serviced residence components.

Raffles City Chengdu

CapitaLand through its indirect wholly-owned subsidiary, Croydon Pte. Ltd. (the "RCC Vendor") will sell its entire 100% stake (comprising one ordinary share) in Calderdale Pte. Ltd. ("Calderdale"). Calderdale is the sole shareholder of Chengdu Raffles Industry Co., Ltd which in turn owns Raffles City Chengdu. RCCF Chengdu Limited, a wholly-owned subsidiary of the Fund will acquire the RCC Vendor's entire stake in Calderdale and take an assignment of the RCC Vendor's rights in respect of its shareholder's loan to Calderdale. Calderdale is a company incorporated in Singapore and its principal activity is that of investment holding.

Raffles City Chengdu is currently under construction and it will be a mixed development comprising office, retail, hotel and serviced residence components.

Raffles City Hangzhou

CapitaLand through its indirect wholly-owned subsidiary, CapitaLand China CCDF (Cayman) Holdings Co., Ltd. (the "RCH Vendor") will sell its entire 100% stake (comprising one ordinary share) in Pagesus Pte. Ltd. ("Pagesus"). Pagesus is the sole shareholder of Xinyun Investment Management (Hangzhou) Co. Ltd which in turn owns Raffles City Hangzhou. RCCF Hangzhou Limited, a wholly-owned subsidiary of the Fund will acquire the RCH Vendor's entire stake in Pagesus and take an assignment of the RCH Vendor's rights in respect of its shareholder's loan to Pagesus, subject to conditions precedent being fulfilled including inter alia, the issuance of the land use rights certificate. Pagesus is a company incorporated in Singapore and its principal activity is that of investment holding.

Construction of Raffles City Hangzhou has not commenced. When completed, it will be a mixed development comprising office, retail, hotel and serviced residence components.

3. Completion

Subject to the fulfilment of certain conditions precedent set out in each of the Agreements, completion for the sale of Raffles City Shanghai, Raffles City Beijing and Raffles City Chengdu is expected to take place before the end of 2008. Completion for the sale of Raffles City Hangzhou is expected to take place in 2009. Upon completion, each of Hua Qing, Floral Land, Calderdale and Pagesus will cease to be subsidiaries of CapitaLand.

4. Provisional Consideration

The aggregate cash consideration (the "Provisional Consideration") for the Sale of approximately US$841 million (approximately S$1,149 million), subject to post-completion adjustments of (i) the consolidated net asset values of each of Hua Qing, Floral Land and Calderdale as at 30 June 2008 and (ii) the estimated consolidated net asset value of Pagesus, was arrived at on a willing-buyer and willing-seller basis and comprises the following:

(a) US$265 million (approximately S$362 million) being 58.83% of the consolidated net asset value of Hua Qing as at 30 June 2008, which takes into account, among other factors, the agreed value of Raffles City Shanghai at RMB4,510 million (approximately S$889 million) reflecting the appraised value of RMB4,837 million (approximately S$953 million) for Raffles City Shanghai being the valuation undertaken by an independent valuer commissioned by RCCF Management on 30 June 2008 and also includes the assignment of the shareholders' loans of US$68 million (approximately S$93 million) which Hua Qing owes to the RCS Vendors as of completion date;

(b) US$130 million (approximately S$177 million) being 80% of the consolidated net asset value of Floral Land as at 30 June 2008, which takes into account, among other factors, the agreed land value of the Raffles City Beijing site at RMB1,172 million (approximately S$231 million) reflecting the appraised land value of RMB1,230 million (approximately S$242 million) for Raffles City Beijing being the valuation undertaken by an independent valuer commissioned by RCCF Management on 30 June 2008 and also includes the assignment of the shareholder's loan of US$59 million (approximately S$80 million) which Floral Land owes to Heatley as of completion date;

(c) US$172 million (approximately S$236 million) being the consolidated net asset value of Calderdale as at 30 June 2008, which takes into account, among other factors, the agreed land value of the Raffles City Chengdu site at RMB1,201 million (approximately S$237 million) reflecting the appraised land value of RMB1,301 million (approximately S$256 million) for Raffles City Chengdu being the valuation undertaken by an independent valuer commissioned by RCCF Management on 30 June 2008 and also includes the assignment of the shareholder's loan of US$127 million (approximately S$174 million) which Calderdale owes to the RCC Vendor as of completion date; and

(d) US$274 million (approximately S$375 million) being the estimated consolidated net asset value of Pagesus, which takes into account, among other factors, the agreed land value of the Raffles City Hangzhou site at RMB1,900 million (approximately S$375 million) reflecting the appraised land value of RMB1,994 million (approximately S$393 million) for Raffles City Hangzhou being the valuation undertaken by an independent valuer commissioned by RCCF Management on 30 June 2008 and also includes the assignment of the shareholder's loan estimated to be US$153 million (approximately S$210 million) which Pagesus will owe to the RCH Vendor as of the completion date.

5. Rationale

The Sale is consistent with CapitaLand's asset productivity strategy to realise returns from its assets and redeploy sale proceeds into investments which could generate higher returns for shareholders. It is also in line with the CapitaLand Group's aim to build up real estate fund management business and share returns/upside with the like minded investors.

6. Financial Effects

CapitaLand's carrying value of its shareholding interests in Hua Qing, Floral Land, Calderdale and Pagesus, based on the management accounts of Hua Qing, Floral Land, Calderdale and Pagesus as at 30 June 2008 was approximately S$225 million. Upon completion of the Sale, CapitaLand is expected to recognise a net gain of approximately S$183 million (which includes CapitaLand's share of the gain attributable to its interest of 6.72% in Floral Land through CCRF).

Based on the audited consolidated financial statements of CapitaLand Group for the year ended 31 December 2007:

(a) assuming that the Sale had been effected on 1 January 2007, the financial impact on the earnings per share is as follows:

Earnings per share	**Year ended 31 December 2007**
Before adjusting for proposed Sale	98.6 cents
After adjusting for proposed Sale	104.5 cents

(b) assuming that the Sale had been effected on 31 December 2007, the financial impact on the net tangible asset per share is not material.

7. Discloseable Transaction

The relative figures computed on the bases set out in Rules 1006(a), 1006(b) and 1006(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited are as follows:

(a) **Rule 1006(a)**
Based on the latest announced consolidated financial statements of CapitaLand Group for the period ended 30 June 2008, the aggregate consolidated net asset value of Hua Qing, Floral Land, Calderdale and Pagesus is approximately S$225 million and this constitutes 2% of the consolidated net asset value of CapitaLand Group.

(b) **Rule 1006(b)**
Based on the latest announced consolidated financial statements of CapitaLand Group for the period ended 30 June 2008, the aggregate net profits before income tax, minority interests and extraordinary items and excluding revaluation gains attributable to Hua Qing, Floral Land, Calderdale and Pagesus of approximately S$35 million constitutes 8% of the net profits before income tax, minority interests and extraordinary items, and excluding revaluation gains of CapitaLand Group.

(c) **Rule 1006(c)**
The Provisional Consideration is equivalent to 9% of the market capitalisation of CapitaLand of S$12.7 billion based on the weighted average price of CapitaLand's shares transacted on 21 August 2008, being the last market day preceding the date of the Agreements.

8. Interests of Directors and Controlling Shareholders

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Sale.

9. Documents Available for Inspection

Copies of the Agreements are available for inspection by CapitaLand's shareholders during normal business hours at CapitaLand's registered office at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912, for a period of three months from the date of this announcement.

By Order of the Board

Low Sai Choy
Company Secretary
22 August 2008

CapitaLand

For Immediate Release
22 August 2008

NEWS RELEASE

CapitaLand injects four Raffles City developments as seed assets into its 50% owned Raffles City China Fund (RCCF)

Singapore, 22 August 2008 – CapitaLand has entered into share purchase agreements to inject four Raffles City-branded integrated developments in China, namely, Raffles City Shanghai, Raffles City Beijing, Raffles City Chengdu and Raffles City Hangzhou, into its Raffles City China Fund ("RCCF"). The US$1 billion (S$1.4 billion) real estate private equity fund, CapitaLand's largest todate, will be acquiring CapitaLand's effective 55.9% stake in Raffles City Shanghai and 100% of the other three Raffles City projects under development. CapitaLand has a 50% stake in the Fund.

CapitaLand is expected to receive a total consideration of approximately US$841 million (S$1,149 million) which takes into account the agreed value of Raffles City Shanghai at RMB4,510 million (S$889 million) and the agreed land values of the other three Raffles City projects. Net of its 50% stake in the RCCF, CapitaLand will obtain an eventual net cash flow of approximately US$420 milllion (S$574 million). CapitaLand will also realise a total portfolio gain of S$313 million which includes a net gain of S$183 million from the dilution of its interest in the four Raffles City assets as well as the fair value gain of S$130 million for Raffles City Shanghai.

Besides originating and retaining a sponsor stake in the RCCF, CapitaLand is also managing the fund and its properties. Investors in the RCCF will benefit from any future upside from these four prime properties located in the key growth cities of China. CapitaLand, through its 50% stake in the Fund, will continue to enjoy sustained rental income as well as appreciation in capital value of the prime assets.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "The Raffles City China Fund and injection of assets benefit both CapitaLand and our investors. For CapitaLand, it allows our AUM to increase from over S$21 billion to more than S$23 billion while we continue to participate in the growth of these assets. For our investors, the fund provides access to a portfolio of prime assets in high growth markets with potential upside in values. The injection of these assets is also testament of our investors' confidence in the strength of the Raffles City concept and our real estate delivery capability to successfully complete the three landmark Raffles City developments. Furthermore, the total transaction proceeds of S$1.15 billion will strengthen CapitaLand's balance sheet and increase our ability to seize new opportunities in China."

Mr Lim Ming Yan, CEO of CapitaLand China Holdings Group and CapitaLand Financial Limited (China Development), said, "CapitaLand has been operating in China since 1994, and it is one of the mainstay markets of the Group. Over the years, CapitaLand has reinvested the majority of its revenue back into our real estate operations in the country. RCCF will provide a platform for CapitaLand to further grow the Raffles City brand in China."

About the Raffles City China Fund

The RCCF was established in July 2008 as CapitaLand's first integrated development private equity fund in China. It was successfully closed at US$1 billion (S$1.4 billion), making it the largest fund originated and managed by CapitaLand. Besides originating and investing in the Raffles City China Fund, CapitaLand manages the fund and its properties. The fund is targeting to acquire four seed assets, namely, Raffles City Shanghai, Raffles City Beijing, Raffles City Chengdu and Raffles City Hangzhou.

The RCCF has the option of a final closing by end December 2008, which could potentially increase the fund size to US$1.3 billion (S$1.8 billion). In the event that there is strong investor demand for the option, CapitaLand may reduce its stake in the fund from its current 50% to 45%. The increase in fund size will enable CapitaLand to seek new and attractive Raffles City-branded investment opportunities in other key gateway cities of China.

Raffles City Shanghai, CapitaLand's first landmark Raffles City development in China, was completed in 2003. The Grade A office building houses leading international and Chinese firms while the mall is a popular shopping destination with leading Singapore, Asian and international

retail brands. Raffles City Shanghai is a showcase of CapitaLand's asset and property management skillsets and a successful replication of its Raffles City concept overseas. The brand concept comprises an integration of retail, residential, office or hospitality components.

The RCCF is CapitaLand's eighth real estate private equity fund in China. Currently, CapitaLand has total AUM of over S$21 billion from its five REITs and 15 private funds. This excludes RCCF which is in the process of completing the acquisition of its four seed assets. Currently, the assets are valued at a total of about US$2 billion (S$2.7 billion) comprising CapitaLand's stake in Raffles City Shanghai and the three Raffles City projects on a completed basis. The remaining three Raffles City developments are under various stages of development and will be completed between 2009 and 2012. CapitaLand's AUM will grow by US$2 billion with Raffles City Shanghai and upon completion of the three Raffles City projects.

Raffles City Shanghai

Raffles City Shanghai comprises a 45-storey Grade A office tower (GFA: 91,622 square metres) and a seven-storey retail podium (GFA: 42,194 square metres). When the retail podium opened its doors on 1 November 2003, it was almost fully tenanted when it brought well-known brands from Singapore and other parts of Southeast Asia to the Shanghai consumers, in addition to the popular local brands. The office tower is home to many well-known global companies like Google Information Technology, Asia Pacific Lines and Agilent Technologies.

Located in the heart of the city and within the core area of People's Square, which is a prime business and administrative area, Raffles City Shanghai is also adjacent to the Shanghai Municipal Government Office, Shanghai Museum, Shanghai Grand Theatre and Shanghai City Urban Planning Centre. It enjoys direct access to the Metro interchange station for Shanghai Metro lines L1, L2 and M8. In addition, it is two subway stations away from the Pudong financial district. Raffles City Shanghai is also well connected to the city road network and the Yan'an Overhead Expressway.

Raffles City Shanghai is designed by the P&T Group, formerly known as Palmer and Turner Hong Kong, one of the largest international architectural engineering practices in South East Asia.

Raffles City Beijing

Raffles City Beijing will comprise a Grade A office tower (GFA: approximately 39,128 square metres), a retail mall (GFA: approximately 29,831 square metres) and serviced residences. It is slated for completion in 2009.

Raffles City Beijing is located near the Forbidden City and within the inner East Second Ring Road, in an area in Dongzhimen that has been zoned to be Beijing's largest transportation hub. The area boasts a rich heritage and is also slated for the headquarters of many state-owned enterprises. The transportation hub at Dongzhimen, scheduled for completion before Beijing Olympics this year, will be the interchange station for buses and Metro Line 2 and Line 13. The hub will also be linked to the light railway that connects to the Beijing International Airport. Raffles City Beijing will have direct access to the interchange station via its basement. With the upcoming transportation hub and other prime office developments, the Dongzhimen area has the potential of becoming the next CBD in Beijing.

The development is designed by internationally acclaimed architect, Stephen Pimbley, from Alsop Architects.

Raffles City Chengdu

Raffles City Chengdu will comprise two Grade A office towers (GFA: approximately 72,672 square metres), a retail podium (GFA: approximately 38,180 square metres), a five-star hotel and serviced residences. It is targeted for completion in 2011.

Raffles City Chengdu is situated adjacent to the First Ring Road and South Renmin Road, along the established shopping belt within the business district, in the vicinity of several foreign consulates, high end residential developments and entertainment clusters. An underpass will link Raffles City Chengdu to the Chengdu Sports Stadium station, which is the interchange station for the proposed Metro Line 1 and Line 3. The Chengdu Shuanliu International Airport is a convenient 30-minute drive away.

The development is designed by internationally renowned architect, Steven Holl.

Raffles City Hangzhou

Raffles City Hangzhou will offer a Grade A office tower (GFA: approximately 90,568 square metres), a retail podium (GFA: approximately 100,000 square metres), a five-star hotel and serviced residences. It is slated to be completed in 2012.

Raffles City Hangzhou is located within the central development area of Qianjiang New City, which is the planned new CBD in Hangzhou city. It is also sited next to the future Civic Centre, where Hangzhou's Municipal Government, Hangzhou Grand Theatre and a convention centre will be located. The development will meet the growing demand for quality office space in Hangzhou, particularly from multinational companies and financial institutions seeking to expand their operations in China.

Raffles City Hangzhou is connected to the future Metro Line M1 via an underground passageway to the future City Hall Metro Station, which will be the main station in the new CBD. Linked by Metro Line M1, it will be two stations away from Line M2 which connects to other parts of Hangzhou.

The development is designed by UNStudio, an international architectural practice based in Amsterdam.

<u>About Raffles City integrated developments</u>

CapitaLand's 'Raffles City'-branded integrated developments are designed to be urban icons within business or cultural districts in global gateway cities. The 'Raffles' name is synonymous to Singapore and the descriptor 'City' connotes the central location and integrated nature of these developments. Each of the Raffles City developments varies in composition, but they are consistent in offering quality in both design and facilities. Designed by internationally acclaimed architects, the 'Raffles City' brand has garnered international recognition as a mark of excellence.

The first Raffles City was officially opened in Singapore in 1986. Currently, CapitaLand has four other Raffles City developments across China and one in Bahrain. Raffles City Bahrain is owned by the Shari'ah-compliant Raffles City Bahrain Fund. CapitaLand aims to grow the number of Raffles City developments to 10 or more, in gateway cities in Asia, the GCC region and Russia.

About CapitaLand Group (www.capitaland.com)

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

CapitaLand currently has over S$21 billion of assets under management comprising 15 private equity funds and five listed Real Estate Investment Trust (REITs) todate with residential, retail, office, serviced residences and integrated properties spanning 11 countries in key cities in Asia, Europe and the GCC countries.

In China, CapitaLand had set up seven other private equity funds earlier, namely CapitaLand China Residential Fund, CapitaLand China Development Fund, CapitaRetail China Development Fund, CapitaRetail China Development Fund II, CapitaRetail China Incubator Fund, Ascott China Fund and CITIC CapitaLand Business Park Fund.

Issued by: **CapitaLand Limited (Co. Regn: 198900036N)**
Date: **22 August 2008**

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email: harold.woo@capitaland.com

Media Contact

Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF INDIRECT WHOLLY-OWNED SUBSIDIARY HUA RUI INVESTMENTS LIMITED

Further to its announcement made on 27 December 2007, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Hua Rui Investments Limited ("Hua Rui"), a company incorporated in Hong Kong, which had been placed under members' voluntary liquidation, has been dissolved.

The dissolution of Hua Rui is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 August 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Aug-2008 12:43:48
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides "Balanced Portfolio, Focused Business" to be presented to investors on 27 August 2008 at BNP Paribas Securities 2008 ASEAN Conference in Singapore
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments	CL.Slides.27Aug08.pdf Total size = **1806K** (2048K size limit recommended)

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CapitaLand

Balanced Portfolio, Focused Business



Aug 2008

82 - 4507

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Content

- **Business Model**
- **Financial Performance**
- **Business Units**
  - —CapitaLand Residential Singapore
  - —CapitaLand China Holdings
  - —CapitaLand Commercial
  - —CapitaLand Retail
  - —Ascott
  - —CapitaLand Financial
  - —Others
- **Strategy**

Our Business Model



CapitaLand



CapitaLand
Real Estate
Hospitality
Financial Svcs
Australia
Residential S'pore
China
Retail
Commercial
ILEC
Serviced Residences
Financial
64.9%
100%
100%
100%
100%
100%
100%**
100%
AUSTRALAND
CapitaLand
CapitaLand
CapitaLand
CapitaLand
CapitaLand
THE ASCOTT
CapitaLand
29.5%
30.6%
46.8%
CapitaMall Trust
CapitaCommercial Trust
ASCOTT
REIT & Fund Management
20.5%
19.9%
30.0%
CapitaRetail
QuillCapita Trust

CapitaLand Group comprises 7 listed Companies with total Market Capitalisation of S$22.1 billion (25 Aug08)

❶ *Other Listed Entities*   * *Integrated, Leisure, Entertainment & Conventions*

** *CL completed compulsory acquisition of The Ascott Group on 28 April 2008*

Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	Multi-Local	Management Centres in Key Countries
RE Development	Multi-Sector Businesses	Significant Expansion through Platforms
RE Investment	Diversified Income Streams	Strategic Partnerships
RE Financial Products/Solutions	Trading vs Investment Assets	Acquisitions

Plugging Into Growth Trends


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Strong LT Growth Trends

The Value Chain & Value Creation



Land Purch.
Approvals
Construction
Leasing
Operating
Investment
Market Risk
Liquidity Risk
Completion Risk
Market Risk
Liquidity Risk
Market Risk
Liquidity
Market
Liquidity
Market
Liquidity
Market
LOWER VALUE ADDED
HIGHER VALUE ADDED
REAL ESTATE ASSET VALUE

Capital Management - Structural Clarity



CAPITALAND
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG
Private Funds
REITS
CMT
CCT
CRCT
ART
QCT
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
Private Equity Funds

CapitaLand

Our Business Model



(1) Origination
(2) Structuring
(3) Underwriting
(4) Distribution
Real Estate Risk Assets
Jellicoe
Waterina
Funan
Raffles City
Capital Tower
George Street
Vehicles/ Structures
CRL
Aragorn
CMT / CRS
Tincel
CCT
Funds/SPVs
CapitaLand
Customers
Buyers & Investors
Residential Properties etc.
Debt
CMBS
Mezz/Sub-Debt
REIT Units
Equity
Direct Assets
Financial R.E. Risk Assets

Risk Management within the Group



CL Board
Audit Committee
Risk Committee
President & CEO
Council of CEOs
CFO
Independent reporting line
Internal Audit
Risk Assessment Group (RAG)
CapitaLand Residential
CapitaLand Commercial
CapitaLand Retail
CapitaLand Financial
CapitaLand ILEC
THE ASCOTT

Disciplined Approach

Target Return = WACC + Risk Premiums

Matrix of over 70 target returns across all property sectors and countries


Other Project Specific Risks
Legal & Regulatory Risk
Operational Risk
Physical Real Estate Risk
Liquidity Risk
Risks included in Weighted Average Cost of Capital (WACC)
Risk Premiums
WACC

Much Stronger Company Than Before

2000		1H2008
S$364m	EBIT (1st Half Results)	S$1,287m
23% (S$173m)	Overseas EBIT Contribution	54% (S$696m)
33	No. of Cities	113
1	Listed REITS & RE Funds	20
S$265m	AUM	S$21.1b
7	No. of Retail Malls	115
6,000	Units of Serviced Residences	21,000
1.5%	ROE	15.0%
S$879m	Cash	S$3.4b
0.92x	D/E	0.68x
1.8	ICR	3.2

Financials



CapitaLand

1H 2008 – Diversified & Balanced Earnings

- **PATMI of S$762.7 million for 1H 2008**
- **Overseas EBIT up 10% to S$696 million**
  - — China was key contributor, up 53% to S$533 million
- **Financial Services business expanding**
  - — Achieved AUM of S$21.1 billion, up S$2 billion from 1Q 2008
  - — Strong fee revenue of S$72.9 million, up 32%
- **Active capital management, strong balance sheet**
  - — YTD raised over S$5 billion as a Group
  - — Maintaining high liquidity (cash S$3.4 billion)
  - — Recycled capital of about S$2 billion through asset sales

1H 2008 Results

(S$ million)	1H 2007	1H 2008	Change
Revenue	1,572.6	**1,451.4**	**-7.7%**
EBIT	2,044.2	**1,286.6**	**-37.1%**
PATMI	1,520.7**	**762.7***	**-49.8%**
PATMI Ex. Reval	430.2	**345.3**	**-19.7%**

*Includes unrealised fair value gains of S$417.4m
**Includes unrealised FV gains of S$647.4m and realised FV gains of S$443.1m

Revenue Under Management (1H 2008)



S$Billion
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
$2.9 billion
$1.5 billion
Statutory Revenue
Revenue Under Management

• *Revenue Under Management : Revenue of all properties managed by the Group*

EBIT by SBUs

Balanced Performance


$M
1H 2008: $1,286.6m (1H 2007: $2,044.2m)
1,200
1,000
800
600
400
200
0
1,068
S$443m
625
133
100
206
439
318
144
241
171
57
45
42
277
89
CRS
CapitaLand Residential Singapore
CCH
CapitaLand China Holdings(1)
CCL
CapitaLand Commercial(2)
CRTL
CapitaLand Retail
Ascott (3)
CFL
CapitaLand Financial
Others
Includes Australand

(1) Excludes Retail and Serviced Residences in China
(2) Includes residential projects in Vietnam, Malaysia, India, Kazakhstan and Thailand
(3) Includes all holdings in ART

EBIT Contribution by SBU

Balanced Performance



Others (4)
CapitaLand Residential Singapore
CapitaLand Financial
Ascott (3)
3%
7%
8%
4%
CapitaLand Retail
19%
34%
CapitaLand China Holdings (1)
25%
CapitaLand Commercial (2)

(1) Excludes Retail and Serviced Residences in China
(2) Includes residential projects in Vietnam, Malaysia, India, Kazakhstan and Thailand
(3) Includes all holdings in ART
(4) Includes Corporate, Australand and others

1H 2008 - Assets by SBUs & Geography

Balanced Portfolio

1H 2008	S'pore	Overseas
ASSETS#	35%	65%
EBIT	46%	54%

SBU
S$27.1 billion



CapitaLand Residential S'pore $1.9B, 7%
CapitaLand China Holdings $4.5B, 17%
CapitaLand Commercial $4.0B, 15%
CapitaLand Retail $5.0B, 18%
Ascott $3.4B, 13%
CapitaLand Financial $0.3B, 1%
Others^ $8.0B, 29%

Geography
S$25.0 billion#



Europe $1.3B, 5%
Asia/GCC** $2.1B, 9%
China* $7.4B, 30%
Australia & NZ $5.4B, 21%
Singapore $8.8B, 35%

^ Includes Corporate Office, Australand and others ** China including Macau & Hong Kong* *** Excludes Singapore & China*
 # Excluding cash held at Singapore Treasury

Capital Management

	1H 2007	1H 2008	Change
Equity (S$ billion)	10.7	12.0	Increased
Net Debt (S$ billion)	4.6	8.2	Increased
Net Debt / Equity	0.43	0.68	Increased
% Fixed Rate Debt	78%	76%	Decreased
Avg Debt Maturity (Yr)	4.25	4.35	Increased

Debt Coverage

	1H 2007	1H 2008	Change
Finance Cost	S$188.3m	S$270.5m	43.7%
Interest Cover Ratio*	10.4x	3.2x	Decreased
Interest Service Ratio	4.1x	5.6x	Improved

* Excludes unrealised revaluation gains

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Diverse Access to Funding

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil

CapitaMall Trust	
Medium Term Notes	S$150 mil
Convertible Bond	S$650 mil

CapitaCommercial Trust	
Convertible Bond	S$370 mil
2-Yr Committed Secured Loan	S$650 mil
Medium Term Notes	S$250 mil

CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

Raised

S$5 billion

YTD

CapitaLand Residential Singapore



CapitaLand Residential Singapore

Achieved S$4b sales over 2006 / 2007

- 1H 2008 earnings underpinned by progressive recognition of S$4b sales in 2006/2007
- Yet to recognize revenue from The Seafront on Meyer and The Orchard Residences
- No unsold completed stock
- Fully redeemed RMBS for Citylights and Varsity Park Condominium


The Seafront on Meyer


RiverGate


The Orchard Residences

CapitaLand Residential Singapore

Target launches in the next 12 months

- **2H 2008**:Projects slated for launch are:

Target to launch	Location	Units
Latitude	River Valley	127
Urban Resort	Orchard Road	70 (estimated)
The Wharf Residence	River Valley	186

- **1H 2009**: Residential development on the former Farrer Court site



Residential development at Farrer Road

CapitaLand Residential Singapore

Farrer Court Secured S$1.996 billion Financing

- Largest syndicated residential property development loan in Singapore
- CapitaLand-led consortium to build a 36-storey condo project with ~1,500 homes
  - — 838,488 sqft site with gross plot ratio of 2.8
- Excellent location with MRT at doorstep
- Design by world renowned Pritzker Architecture Prize winner, Zaha Hadid





CapitaLand China Holdings



CapitaLand

CapitaLand China Holdings

Strong Performance in 1H 2008

- Market fundamentals remain strong driven by:
  - — Urbanization, demographics, strong economic growth and rising income
- Sold ~ 600 homes mainly in Tier 2 cities
  - — No direct impact from Chengdu earthquake disaster
- Successfully listed associate Central China Real Estate on Hong Kong Stock Exchange (raised HK$1.3b)



Summit Residences, Ningbo

* Include fair value gain from the revaluation of Raffles City Shanghai

CapitaLand China Holdings

Balanced residential exposure across regions



Others
GFA 0.26m
4%
Shanghai
(Yangtze River Delta)
GFA 1.57m
23%
Beijing
(Bohai Economic Rim)
GFA 0.90m
13%
Guangzhou
(Pearl River Delta)
GFA 0.77m
11%
Chengdu
(South West China)
GFA 1.25m
18%
Henan
(Central China)
GFA 2.18m

* Effective stake in JV partners: CL Zhixin (50%), Central China Real Estate (27.1%), Lai Fung Holdings (20%)

CapitaLand China Holdings

On track to launch ~1,600 units in 2008*



Some projects slated for launch in 2H 2008
La Capitale, Beijing
Ninqbo Plot 4
The Loft, Chengdu
Beijing
Chengdu
Shanghai
Guangzhou
The Riviera, Foshan
Beau Residences, Foshan

*not inclusive of Central China Real Estate

CapitaLand

CapitaLand Commercial



CapitaLand

CapitaLand Commercial

Capital Recycling

Realized value of stabilized commercial assets

- Divested 50% stake in Hitachi Tower (c. S$2,900 psf NLA or S$811m)
- Divested 1 George Street to CCT (c. S$2,600 psf NLA or S$1.165b)
  - Continued ownership of building through sponsor stake in CCT
  - CCT's AUM enlarged to S$7b (largest commercial S-REIT)


1 George Street, Singapore


Hitachi Tower, Singapore

CapitaLand Commercial

Positive Rental Stream in Singapore

Upside potential from under rented portfolio

- Expiring leases over next 2 years below micro-market rents eg.
  - 6 Battery Road
  - Capital Tower
  - One George Street



One George Street
Micro-Market Rent : S$18.00 - S$20.00 psf pm(2)
60.0%
40.0%
20.0%
0.0%
-20.0%
$20.00
$16.00
$12.00
$8.00
$4.00
18.6%
32.0%
30.2%
$5.56
$5.60
$5.88
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



6 Battery Road
Micro-Market Rent: S$17.80 psf pm
60%
40%
20%
0%
$20.00
$16.00
$12.00
$8.00
$4.00
$-
$8.43
$7.63
$11.96
2%
14%
16%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



Capital Tower
Micro-Market Rent: S$11.20 psf pm
80%
60%
40%
20%
0%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.14
$4.80
$5.55
4%
9%
45%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Notes:
1. Lease expiry by gross rental income as at 30 Jun 2008
2. Estimated average micro-market rent as at 31 May 2008. (Source: CBRE)

CapitaLand Commercial

Singapore Office Space Undersupplied



Compared to Global Financial Centres, Singapore's Grade A Office appears Under-Supplied
Sq ft (mil)
229
160
121
81
50
39
23
9
Manhattan, NY (Grade A)
Midtown NY (Grade A)
London W. End (total)
London City (total)
Sydney
Tokyo Central (3-Kus)
Hong Kong (Central)
Singapore (Raffles Place)

Source: UBS Global Real Estate Report dated 20 May 2008

CapitaLand Commercial

Average Annual Supply of 1.9m sqf (2008 – 2012) < Historical Average



Singapore private office space (Central Area) – demand and supply
Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase ('93 - '97) ~ 2 mil sq ft
Post-Asian financial crisis and SARs - weak demand & undersupply
Remaking of Singapore as global city
Ave annual supply =1.9 mil sqft
Office Space (mil sq ft)
5.0
3.0
1.0
-1.0
-3.0
0.7
0.9
2.7
4.1
1.1
supply forecast & projected take-up
Supply
Demand
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: URA, CBRE & CapitaLand Research (May 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaLand

CapitaLand Commercial

MBFC: Strong Pre-Leasing Commitments

Key Financial Institutions in Marina Bay Financial Centre

Company	Net Lettable Area (sqft)	Phase	Comments
Standard Chartered	508,298	1	85% or 24 floors in Tower 1
Natixis	65,000	1	3 floors in Tower 1
Wellington Inv Mgt	21,000	1	1 floor in Tower 1
Amex	50,000	1	2 floors in Tower 2
Barclays	100,000	1	4 floors in Tower 2
Pictet	25,000	1	Occupy Tower 2
Icap	35,000	1	Occupy Tower 2
Others	142,498	1	-
Phase 1	946,796 (57% of MBFC Phase 1 NLA committed)		
DBS	700,000	2	22 floors in Tower 3
Phase 2	700,000 (56% of MBFC Phase 2 NLA committed)		
TOTAL	1,646,796		

Sources: MBFC: BNP Paribas estimates and DTZ report in CCT's Unitholder Circular dated 9 June 2008

CapitaLand

CapitaLand Commercial

Expanding in Growth Markets

- **India Expansion**
  - Orchard Residency: 590 unit residential project in Mumbai with Runwal Group
  - IT Park & Grade A office building: Partnership with Arcapita to develop 2.9m sqft of space in Mumbai

Navi Mumbai


INDIA

- **Growing footprint in Vietnam**
  - 5 residential projects
  - Total pipeline of 4,200 homes
  - Started construction of The Vista
  - Seek opportunities to grow the portfolio

Ho Chi Minh City



CapitaLand Retail



CapitaLand Retail

Extensive Retail Footprint in Asia


China
India
Japan
Malaysia
Singapore
Ha'erbin
Hokkaido
Huhehaote
Shenyang
Beijing
Tianjin
Dalian
Lanzhou
Xi'an
Anyang
Laiwu, Rizhao,
Weifang, Zibo, Tai'an
Kobe
Tokyo
Osaka
Xinxiang
Zhengzhou
Yangzhou
Mianyang
Hefei
Kunshan
Chengdu
Deyang
Ma'an'shan
Wuhu
Shanghai
Yibin
Chongqing
Wuhan
Yiyang
Nanchang
Zhuzhou
Changsha
Hengyang
Huizhou
Quanzhou
Zhaoqing
Zhangzhou
Guangzhou
Maoming
Foshan, Shenzhen, Jiangmen
Zhanjiang
Dongguan
Amritsar
Jalandhar
Khanna
Jaipur
Gwalior
Udaipur
Veranasi
Nagpur
Hyderabad
Bangalore
Mangalore
Chennai
Mysore
Cochin
Penang
Selangor
Kuala Lumpur

Portfolio of more than 115[1] retail malls measuring over 56 million square feet	
Countries	No. of Malls
Singapore	18
China	> 72[1]
Japan	7
India	15
Malaysia	3
Total	> 115

1. Includes 18 malls under Memorandum of Understandings signed with a few Chinese parties in various provinces/cities in China (CapitaLand Press Release dated 15 January 2007)

CapitaLand

CapitaLand Retail

2 New Private Funds (Total 4 Retail Private Funds)

- **CapitaRetail India Development Fund : S$880m**
  - Platform for the development of 15 malls valued at S$2.12b
- **CapitaRetail China Development Fund II : S$900m**
  - 3rd China retail fund


Forum Value Mall, Bangalore


Jiangbin Mall, Quanzhou


Danshui Mall, Huizhou

CapitaLand Retail

Proposed listing of Malaysian Retail REIT

3 Assets with value ~ RM2 billion (S$840 million)

- **Gurney Plaza, Penang**
  - Total consideration : RM793.0m (S$346.8m)
  - NLA 700,000 sq ft
- **MINES Shopping Fair, Selangor**
  - Total consideration : RM450.2m (S$196.9m)
  - NLA 650,000 sq ft
- **Sungei Wang Plaza, Kuala Lumpur**
  - Property purchase price of RM595m (S$250m)
  - 61.9% stake of 510,418 sq ft


Gurney Plaza, Penang


MINES Shopping Fair, Selangor


Sungei Wang Plaza, Kuala Lumpur

CapitaLand Retail

CMT Continues To Expand

CapitaMall Trust acquired The Atrium@Orchard for S$839.8 million

- Integrate with Plaza Singapura
  - create one of the largest integrated development along Orchard Road, >850,000 sq ft net lettable space
- Combined frontage of ~170m along prime Orchard Road
- Add 156,035 sq ft of retail NLA post asset enhancement
- Total assets of S$7.2b on track to reach S$9.0b by 2010



CapitaLand Presentation "Aug 2008"

CapitaLand

CapitaLand Retail

CRCT Acquired Premier Mall in Beijing

CapitaRetail China Trust acquired Xizhimen Mall, Beijing for S$341.0m

- Iconic 73,857sqm integrated mixed-use development
- Located at Xizhimen transportation hub with 2.7 million commuters a week
- 8 assets with total asset size of S$1.2b





CapitaLand Retail – India Expansion



Amritsar
Popl: 1.5 m
Jalandhar
Popl: 2.0 m
Khanna
Popl: 1.5 m*
Jaipur
Popl: 3.3 m
Udaipur
Popl: 0.6 m
Nagpur
Popl: 2.4 m
Mangalore
Popl: 0.4 m
Mysore
Popl: 0.8 m
Cochin
Popl: 0.6 m
Gwalior
Popl: 0.7 m
Varanasi
Popl: 3.1 m
Hyderabad
Popl: 6.1 m
Chennai
Popl: 7.5 m
Forum Value Mall, Bangalore
Popl: 5.3 m
Graphite India, Bangalore
Popl: 5.3 m
Legend
Cities
Regions
Country outline
Region names
AIPL Projects
Prestige Projects

2 JVs: Prestige & Advance India Projects Ltd

Asset Value: S$2.12 billion

JV partners	Super Built Area (sqft)	Malls
Prestige Projects	5,272,000	7
AIPL Projects	5,857,000	8
Total	**11,129,000**	**15**

* Including the population of nearby Ludhiana

CapitaLand

CapitaLand Retail

Pipeline Expanding

- **Singapore**
  - ION Orchard on track to open in Spring 2009
    - >50% committed leases
    - >60% comprising new-to-market brands, concept stores and flagships
  - Civic/Cultural & Retail/Entertainment Hub at Vista Exchange, one-north to commence construction in 4th Quarter 2008
- **China**
  - 7 malls to open by end 2008, totaling 32 operational malls
- **India**
  - First 2 malls expected to open by 2Q-4Q 2009
    - Forum Value Mall, Bangalore (JV with Prestige)
    - The Celebration Mall, Udaipur (JV with AIPL)


ion

ION Orchard, Singapore



Saihan Mall, Huhehaote, China



Forum Value Mall, Bangalore, India

Ascott



CapitaLand

Ascott

Successful Privatisation of Ascott

- CapitaLand completed compulsory acquisition of Ascott on 28 April 2008
- Continue with strategy to acquire, incubate and reconstitute portfolio of over 160 properties to unlock value
- Leverage on 3 brands to maximize yield



Ascott

Active Assets Reconstitution

Assets Monetized

Portofino, Singapore	3rd Party buyer
Ipjora Land & Wisma Matex*, Malaysia	3rd Party buyer
Ascott Mayfair #, UK	3rd Party buyer
Somerset Garden City Shenzhen, China	Ascott China Fund

Investment Commitment

Australia	Citadines Melbourne on Bourke
India	Citadines Ahmedabad Parimal Garden
United Kingdom	Citadines London Holborn–Covent Garden
Japan	Fukuoka Island City

Monetized S$138 million of Portfolio

* Non-core assets
\# Deferred gains



Ascott

New Management Contracts Secured

4 Properties in 4 Countries		
Australia	Somerset St Georges Terrace, Perth	84
China	Ascott Shenzhen Maillen	213
Indonesia	Somerset Kuningan, Jakarta	153
Malaysia	Marc Service Suites, KL	46

Total units increased to 22,115



Ascott

Properties Opening in Next 12 Months

10 Properties in 6 Countries		
Singapore	Ascott Raffles Place	146
	Citadines Mt. Sophia	154
China	Somerset Youyi, Tianjin	250
India	Somerset Greenways, Chennai	210
Japan	Citadines Shinjuku, Tokyo	160
Thailand, Bangkok	Somerset Amar Garden	144
	Somerset Thonglor	262
	Citadines Sukhumvit 23	138
	Citadines Sukhumvit 11	127
Georgia	Citadines Tbilisi Freedom Square	65
Total Units		**1,656**

To meet strong demand in key markets of China, India, Singapore and Thailand

CapitaLand Financial



CapitaLand

CapitaLand Financial

AUM up S$2b to S$21.1b since 1Q'08

5 REITS & 15 Private Equity Funds

On track to achieve AUM of S$25b in 3-5 years



30
25
20
15
10
5
0
S$Billion
3.1
6.0
8.5
14.3
17.7
21.1*
2003
2004
2005
2006
2007
1H2008
Private Funds
REITS

*AUM as at 30 June 2008. Does not include CMT's acquisition of The Atrium@Orchard, CCT's acquisition of 1 George Street, CITIC CapitaLand Business Park Fund and Raffles City China Fund

Strong Operating Performances of sponsored REITS

REITS	1H07 DPU Cents	1H08 DPU Cents	DPU Growth %
CCT	4.23	↑ 5.19	23
CMT	6.12	↑ 7.00	14
CRCT	2.62[1]	↑ 2.86[2]	9
ART	3.60	↑ 4.52	26
QCT	3.06 sens	↑ 3.55 sens	16
Total	17.9	↑ 21.1	18

CapitaCommercial Trust | CapitaMall Trust | CapitaRetail China Trust | ASCOTT RESIDENCE TRUST | QuillCapita Trust

Note . Taking into account the acquisition of Xizhimen Mall, Beijing by CapitaRetail China Trust on 5 February 2008.
1. For the period from 5 February 2007 to 30 June 2007
2. For the period from 5 February 2008 to 30 June 2008 (assuming S$0.9million is not retained in 2Q08)

CapitaLand Financial

Successful Closing of Raffles City China Fund

- CapitaLand's first integrated development private equity fund in China
  - — Invest in prime mixed-use commercial properties in key gateway cities
- Committed capital of US$1 billion, likely to upsize to US$1.3 billion
- Largest fund originated and managed by CapitaLand
- 4 seed assets from CapitaLand (total consideration: US$841 million)


Raffles City Shanghai


Raffles City Beijing


Raffles City Chengdu


Raffles City Hangzhou

CapitaLand Financial

Successfully Closed 3rd China Residential Fund

CapitaLand China Development Fund II (CCDF II): US$237m

- Tap on high net worth individual investors
- Co-invest with CapitaLand in residential development projects
- To increase residential pipeline in China
- First project : CapitaLand's Changping Xiangxili Project in Beijing

Expanding Presence



Beijing
Bohai Economic Rim
Central China
Zhengzhou
Yangtze River Delta
Shanghai
South Western China
Chengdu
Guangzhou
Pearl River Delta

CapitaLand Financial

1st RMB-denominated Real Estate Private Equity Fund

- **CITIC CapitaLand Business Park Fund (CCBPF): RMB500m**
  - — Pioneer fund to tap on domestic liquidity
  - — Seed asset: CapitaLand's IBM China Centre, Beijing





CapitaLand Financial

Private Equity Funds – Capacity to Grow



S$Billion
20
15
10
5
0
17.7
21.1*
2007
1H2008
Private Funds
REITS



S$Billion
14
12
10
8
6
4
2
0
S$6 billion
S$5 billion
S$12 billion
Committed Capital
Assets Under Management
Balance Investible

*AUM as at 30 June 2008. Does not include CMT's acquisition of The Atrium@Orchard, CCT's acquisition of 1 George Street, CITIC CapitaLand Business Park Fund and Raffles City China Fund

CapitaLand Financial

Leading Real Estate Fund Manager in Asia



GCC (1)
• Raffles City Bahrain Fund
Pan-Asian (3)
•Ascott Residence Trust (ART)
•IP Property Fund
•CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
Singapore (2)
• CMT
• CCT
China (10)
- created 3 new funds
• CITIC CapitaLand Business Park Fund
• Raffles City China Fund
• CapitaLand China Development Fund II
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

CapitaLand

Others



CapitaLand

GCC

Raffles City Bahrain: Overwhelming Response

Raffles City Bahrain received overwhelming buyer interest

- 80% of residential units released in Tower 2 private sales were booked
- Sale prices 30% above other high-quality residential apartments
- Tapping on increasing demand for premium quality properties in the GCC





GCC

Satisfying Pent-up Demand

Capitala: 49/51 JV with Mubadala in Abu Dhabi

- "Arzanah", maiden flagship integrated mixed-use project
  - — Estimated 9,000 residential homes
- Phase 1A (850 units) cost ~ US$700 million
  - — 35% piling completed
  - — expected private sale ~ last quarter 2008
- Shortage of 74,000 residential units in Abu Dhabi (~2 yrs of pent-up demand)


Arzanah, Abu Dhabi


Arzanah Phase 1A

AUSTRALAND

- 1H 2008 operating profit up 6% to A$68m
  - Strong growth from Commercial & Industrial
  - Robust underlying Investment Property income
  - Residential earnings steady despite challenging conditions
- 1-for-1 rights issue to raise up to A$557m
  - CapitaLand subscribed its full entitlement of A$302m (up stake from 54.2% to 64.9%)


Rhodes Corporate Park, NSW

Group Performance	June 2007	June 2008
Operating Profit	A$64m	A$68m
Unrealized gains / (losses)	A$56m	A$(7)m
Profit	A$120m	A$61m
Write-down of residential inventories		A$(35)m
Reported Statutory Profit	A$120m	A$26m

AUSTRALAND

- Australand is a core business unit
  - CapitaLand is confident of the management and businesses of Australand and committed to take up its full pro-rata entitlement
- Recapitalization of the Group :
  - Pre-emptive measures to strengthen balance sheet
  - Provides certainty and financial flexibility (gearing reduced from 0.44 to <0.36)
  - Provides ability to fund strategic measured growth opportunities including Asia



Axxess Business Park, VIC



East Central, Botany, NSW

Strategy



CapitaLand

Industry Challenges / CapitaLand's Opportunities

- **Global Credit Crunch persists**
  - —Yield spreads increased
  - —Rising cost of funds
  - —Flight to quality by lenders
- **Global economic growth slowing**
  - —USA and Europe stagnating
  - —High Inflation affecting developing countries
- **Weak market sentiment**
  - —Fundamentals of Asian economies relatively stronger
  - —But consumer confidence dampened
  - —Timing of recovery unclear

Today's Reality vs Tomorrow's Opportunities

- **Complete real estate value chain**
  - —Diversified and stable income base
  - —Multi geography and multi sector presence
  - —Stable income from sponsored REITs and fund management fees
- **Strong financials = Diverse access to funds**
  - —Good access to funding
  - —Strong liquidity: cash reserves of S$3.4b & D/E of 0.68x
  - —Positioned to invest for growth as opportunities arises
- **Management bench strength**
  - —Proven track record of execution and delivery

Capital Allocation Trend by Geography


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
1H2008
Europe
6%
7%
7%
12%
7%
6%
5%
5%
Australia & New Zealand
9%
11%
16%
19%
21%
21%
19%
20%
Singapore
Other Asia*
China
6%
7%
7%
9%
18%
23%
25%
27%

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

Thank You



CapitaLand

CapitaLand Presentation *Aug 2008*

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST ON S$1,300,000,000 3.125 PER CENT. CONVERTIBLE BONDS DUE 2018

CapitaLand Limited ("CapitaLand") wishes to announce that the first interest payment (the "Interest Payment") on the S$1,300,000,000 principal amount of convertible bonds due 2018 (the "Convertible Bonds"), convertible into new ordinary shares in the capital of CapitaLand, shall be made on 5 September 2008 (the "Actual Payment Date").

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 3.125 per cent. per annum, payable semi-annually in arrear on 5 March and 5 September in each year (each an "Interest Payment Date"), commencing 5 September 2008. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

Interest will be paid to the bondholder shown on the Register at the close of business on the 10th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date at the bondholder's own risk and, if mailed at the request of the bondholder other than by ordinary mail, at the bondholder's own expense.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 August 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF THE ENTIRE STAKE IN INVERFIN SDN. BHD.

CapitaLand Limited ("CapitaLand") wishes to announce that it has entered into an agreement (the "Agreement") together with the other existing shareholders of Inverfin Sdn. Bhd. ("Inverfin") for the sale of all of their respective shareholdings in Inverfin (collectively, the "Sale"). Pursuant to the Agreement, CapitaLand will sell its entire 30% stake (comprising 3,000,000 ordinary shares of RM1 each) (the "Sale Shares") in Inverfin to IOI Corporation Berhad.

Inverfin owns the office building in Kuala Lumpur, Malaysia known as Menara Citibank (the "Property").

The completion of the Sale is subject to the fulfilment of certain conditions precedent set out in the Agreement (the "Conditions"), including the approval of the Foreign Investment Committee, Malaysia (the "Completion"). Completion will take place within seven business days (the "Completion Date") from the date the last of the Conditions is fulfilled.

The consideration for the Sale Shares, to be satisfied by cash payment, based on the net asset value of Inverfin as at 31 July 2008, is RM176.0 million (approximately S$75.5 million) (the "Consideration"). The Consideration was arrived at on a willing-buyer willing-seller basis and is subject to a post-completion adjustment of the net asset value of Inverfin as of the Completion Date. The net asset value of Inverfin takes into account, among other factors, an agreed value for the Property at RM733.6 million (approximately S$314.7 million).

CapitaLand's carrying value of the Sale Shares, based on the management accounts of Inverfin as at 31 July 2008 was S$42.3 million.

Upon the Completion, Inverfin will cease to be an associated company of CapitaLand.

The sale of the Sale Shares is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 August 2008

CapitaLand

For Immediate Release
29 August 2008

NEWS RELEASE

CapitaLand divests its stake in Menara Citibank, Kuala Lumpur

Singapore, 29 August 2008 – CapitaLand wishes to announce that it has entered into a definitive agreement together with the other shareholders of Inverfin Sdn Bhd ("Inverfin") for the divestment of all of their respective shareholdings in Inverfin to IOI Corporation Berhad. CapitaLand owns a 30% stake in Inverfin whose principal asset is the 50-storey office tower, Menara Citibank located at Jalan Ampang in Kuala Lumpur, Malaysia.

The total consideration for the divestment is RM586.7 million (S$251.6 million) and based on the net asset value of Inverfin which values the property at about RM733.6 million (S$314.7 million). CapitaLand's corresponding 30% share of the consideration is RM176.0 million (S$75.5 million). Upon completion of the divestment, CapitaLand will recognise a gain of approximately S$22.1 million.

Mr Wen Khai Meng, CEO of CapitaLand Commercial Limited, said, "Malaysia is one of CapitaLand's key markets in South East Asia and the Group is committed to being a long-term real estate player. As part of our proactive commercial strategy, we enhance our properties, acquire assets strategically as well as divest at the appropriate time. The sale of our 30% stake in Menara Citibank is in line with this strategy. The proceeds will be recycled or redeployed to tap on new opportunities in the growing Malaysia market."

The Malaysian real estate market continues to enjoy good growth underpinned by the country's healthy economic performance. Riding on this positive backdrop, CapitaLand has continued to expand its investments in Malaysia through Quill Capita Trust (QCT), which owns nine properties in Cyberjaya and Klang Valley. In addition, CapitaLand manages the US$30 million Mezzo Capital Fund, which has invested in five residential projects in Kuala Lumpur, and the US$270 million Malaysia Commercial Development Fund (MCDF). MCDF holds stakes in two

sites in Kuala Lumpur Sentral to build offices and serviced apartments with retail amenities, and has other projects located in quality residential and commercial precincts including Mont' Kiara and the Kuala Lumpur City Centre area. CapitaLand also owns three malls in Malaysia.

About CapitaLand Group (www.capitaland.com)

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by: **CapitaLand Limited (Co. Regn: 198900036N)**
Date: **29 August 2008**

Analyst Contact

Harold Woo
Investor Relations
DID: (65) 68233210
Email: harold.woo@capitaland.com

Media Contact

Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com

END